As filed with the Securities and Exchange Commission on March 27, 2001
                                                 Registration No. 333-_____
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM SB-2/A
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                           (Amendment No. ___________)

                               View Systems, Inc.
        (Exact Name of Small Business Issuer as Specified in its Charter)

         Florida                           5045                    59-2928366
(State or other jurisdiction   (Primary Standard Industrial    (I.R.S. Employer
   of incorporation or          Classification Code Number)     (Identification
       organization)                                                 Number)

                      President and Chief Executive Officer
                        925 West Kenyon Avenue, Suite 15
                            Englewood, Colorado 80110
                                  (303)783-9153
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             -----------------------

                                  Gunther Than
                            9693 Gerwig Lane, Suite O
                            Columbia, Maryland 21046
                                  (410)290-5919
            (Name, Address and Telephone Number of Agent For Service)
                              --------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following boxes and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following boxes and list the
Securities  Act  registration   statement   number  of  the  earlier   effective
registration   statement  for  the  same  offering.  [  ]
          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         Calculation of Registration Fee


----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Title and Par Value of each class of    Amount to be    Proposed         Proposed         Amount of
securities to be registered (Maximum)   Registered 1     maximum           maximum      Registration
                                                       aggregate       offering price        Fee
                                                        offering
                                                     price per share2
----------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Common Stock, Par Value $.001             3,543,000        $.56         $1,984,080.00      $496.02
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------

1 If there is a stock split, stock dividend or similar transaction involving our Common Stock, in order to prevent dilution, the number of shares registered hereunder will automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

2 Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g).

3    Fee previously paid.


The registrant hereby amends this registration statement as may be necessary to delay its effective date until we shall file another amendment which specifically states that this registration statement shall become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to Section 8(a) may determine.

                                   PROSPECTUS


                               VIEW SYSTEMS, INC.
                              a Florida corporation

                3,543,000 shares of common stock, par value $.001
                              ---------------------

    -------------------------------------------------------------------------


                                            This  prospectus  covers  3,543,000
                                            shares of our common stock for sale
            Trading Symbol                  by certain selling  stockholders of
                on the                      which  943,000  shares are owned by
       NASDAQ Over-The-Counter              stockholders, 2,000,000 shares will
          Bulletin Board is                 be  acquired  from us in a  private
                "VYST"                      sale  after the  effective  date of
                                            the registration statement of which
                                            this  prospectus  is  a  part  at a
                                            price   of  $.40   per  share,   or
                                            $800,000,  and  600,000 shares will
                                            be acquired  by warrant  holders at
                                            exercise  prices of $1.00 per share
  The last reported sale price for our      for  500,000  shares  and $1.25 per
  common stock as of March 16, 2001         share   for   100,000  shares,   or
  was $.56.                                 $625,000.  We  will not receive any
                                            proceeds  from  the  sales  by  the
                                            selling  stockholders;  however, we
                                            will receive the proceeds  from the
                                            2,000,000  shares to be sold in the
                                            private  sale and from the exercise
                                            of  the   600,000   warrants.   The
                                            selling stockholders are identified
                                            in this prospectus.


    -------------------------------------------------------------------------


              Investing in the common stock involves a high degree
                of risk. See "Risk Factors" beginning on page 2.

                                -----------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                -----------------


                         Prospectus dated March __, 2001

         We have not authorized any dealer, salesperson or other person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, you should not rely on such unauthorized information or representations. Neither we nor the selling stockholders are making an offer to sell or a solicitation of any offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. You should not assume that the information provided in this prospectus is accurate as of any date other than the date on the front of this prospectus.



                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----


   Prospectus Summary..........................................................1
   Risk Factors................................................................2
   Cautionary Note Concerning Forward Looking Statements......................10
   Use of Proceeds............................................................11
   Selling Stockholders.......................................................11
   Plan of Distribution.......................................................12
   Legal Proceedings..........................................................13
   Directors, Executive Officers, Promoters and Control Persons...............14
   Security Ownership of Certain Beneficial Owners and Management.............16
   Description of Securities..................................................17
   Disclosure of Commission Position on Indemnification For
        Securities Act Liability..............................................18
   Description of Our Business................................................18
   Management's Discussion and Analysis of Plan of Operation..................25
   Description of Property....................................................29
   Certain Relationships and Related Transactions.............................30
   Market for Common Equity and Related Stockholder Matters...................30
   Executive Compensation.....................................................31
   Changes in and Disagreements with Accountants on Accounting and
        Financial Disclosure..................................................32
   Available Information......................................................32
   Additional Information.....................................................33

                               PROSPECTUS SUMMARY

         This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

Our Company

         We develop, produce and market digital video systems and products used for security and surveillance. We also have a business line of an acquired company, Eastern Tech Manufacturing Corp. ("ETMC"), which provides contract electronic component assembly services and which we are also utilizing in the manufacture of our products.

         We have executive offices at 925 West Kenyon Avenue, Suite 15, Englewood, Colorado 80110 and engineering and production facilities at 9693 Gerwig Lane, Suite O, Columbia, Maryland 21045 and our telephone number is
(303)783-9153. Our World Wide Web address is www.viewsystems.com. A copy of this prospectus may be accessed from our website. Other information on our website does not constitute part of this prospectus.

The Offering

         The selling stockholders are offering 3,543,000 shares of common stock. The 3,543,000 shares of common stock include 943,000 shares owned by the selling stockholders, 2,000,000 shares to be acquired in a private purchase after the effective date of the registration statement of which this prospectus is a part, and 600,000 shares to be acquired by other selling stockholders upon the exercise of their warrants. After the offering we will have 13,848,620 shares outstanding.


         There are 11,248,620 shares of common stock outstanding as of the date of this prospectus. This excludes 107,690 shares of common stock subject to outstanding employee stock options and 754,000 shares subject to outstanding warrants.


         As used in this prospectus, the terms "we," "us," "our," and "View Systems" means View Systems, Inc., and the term "common stock" means our common stock, par value $.001 per share.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors before investing in our common stock.

Risks Relating to Our Business

We have a limited operating history with our products and we may experience difficulties in development, assembly and production of our products.

         We may not be able to successfully develop all of our products because of their complex engineering, assemble them because of our lack of experience or profitably make them because of our inability to buy components at discounted prices.


         It will be difficult for our engineers to develop WebView, CareView and ViewStorage so they can be marketed and provide enhancements and upgrades that we anticipate will be needed for PlateView and SecureView (see "Description of Business - Our Products"). New products and enhancements and upgrades for our existing products require the design of complex electronic circuitry and the development of long and complex software code instruction sets to power our computer hardware. Our engineers may discover that they can not economically design the new products we have conceived in our business plan or make enhancements and upgrades to our products in response to problems discovered from field installations, technological advances in competing products or components, or new functionality required by the marketplace. In that event, we may be forced to abandon products that are currently in our business plan, either because they are no longer feasible or would not be profitable to manufacture and sell.


         To produce our products, we must successfully convert our subsidiary ETMC's manufacturing capacity to production of our products. When we bought it, ETMC was in the business of electronic component assembly, typically assembly of cables, computer circuits and wire harnesses. Production of our products requires that we implement new manufacturing processes that assure the quality required by our industry. Because it is difficult to develop, implement and maintain these required types of manufacturing processes, there is no assurance that we will be able to do that.

         To profitably produce our products, we must obtain components assembled into our products at prices that are discounted by our suppliers because of large quantity orders and there is no assurance we will be able to do that. We do not have sufficient sales of our products to justify large quantity component orders and there is no assurance that we will achieve these sales.

We have experienced development stage losses.

         We commenced operations in September 1998. Although our company was incorporated in 1989, we remained a shell company until the fall of 1998. We had operating losses of $3,670,896 for the year ended December 31, 1999, and $2,204,282 for the year ended December 31, 2000, and we expect these losses to continue for the foreseeable future.

         Sales of our products have been limited since we commenced operations. As a result of the expenses we have incurred for research and development, marketing, and hiring and retaining key personnel, our expenses have greatly exceeded our revenues. For the foreseeable future, we expect these losses to continue.

         Most of our revenues to date have been produced from sales of contract electronic assembly services. However, we can not achieve profitability with this service revenue. Our profitability is dependent on our ability to increase sales of our security and surveillance products. In order to increase such sales, we will need to significantly increase our spending on items such as:

         o development of enhancements and upgrades to our existing SecureView line of products;
         o research for new products;
         o marketing and business
           development expenses;  and
         o employment related expenses for the hiring and retention of key personnel.

         If these expenses do not help us generate increased sales of our security and surveillance products, we will not become profitable and we will be forced to reevaluate our business plan.

Our capital is limited and we will need additional financing to implement our business plan and continue operations.

         We require substantial working capital to fund our business. We expect that additional funds will be necessary for our company to implement our business plan. We have developed a business plan to grow our company that assumes that we will have additional capital available to us. Our business model encompasses:

         o the engagement of additional marketing and sales personnel;
         o product development;
         o software development; and
         o the acquisition of laboratory and testing equipment.

Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise additional funds through equity or debt financing. We anticipate that we will require approximately $3,000,000 for the fiscal year 2001 to implement fully our business plan and growth strategy.

         We will seek to obtain additional funds through sales of equity and/or debt, or other external financing in order to fund our current operations and to achieve our business plan. If we are unable to obtain financing in the amounts desired and on acceptable terms, or at all, we may be required to reduce significantly the scope of our presently anticipated expenditures, which could have a material adverse effect on our growth prospects and the market price of our common stock. If we raise additional funds by issuing equity securities, our stockholders will be further diluted.

The successful operation of our business depends upon the supply of hardware and software from third parties.

         Our operations depend on a number of third parties for hardware and software components. We have limited control over these third parties. We assemble our systems by combining commercially available hardware and software together with our proprietary software. We license software components that are integrated into our proprietary software and installed on our systems. We have license agreements for compression software components, facial recognition and database search software components and optical character recognition software components. Any breaches of these agreements by such third parties, or any errors, failures, interruptions, or delays experienced in connection with these third party technologies could negatively impact our relationship with users and adversely affect our brand and our business, and could expose us to liabilities to third parties.

Our services and reputation may be adversely affected by product defects or inadequate performance.

         We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications or are defective in any way, our reputation may be materially adversely affected and we may suffer a loss of business and a corresponding loss in revenues.

We may face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether such transactions can be located, completed and the other party integrated with our business on favorable terms.

         As part of our long-term growth strategy, we may seek to acquire or make investments in complementary businesses, technologies, services or products or enter into strategic relationships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time, we may enter into discussions and negotiations with companies regarding our acquiring, investing in, or partnering with their businesses, products, services or technologies. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. Acquisitions often involve a number of special risks, including the following:

         o we may experience difficulty integrating acquired operations, products, services and personnel;
         o the acquisition may disrupt our ongoing business;
         o we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies;
         o we may not be able to retain the key personnel of the acquired company;
         o the businesses we acquire may fail to achieve the revenues and earnings we anticipated; and
         o we may ultimately  be  liable  for  contingent  and  other
           liabilities,   not previously disclosed to us, of the companies that
           we acquire.

         We may not successfully overcome problems encountered in connection with potential future acquisitions. In addition, an acquisition could materially adversely affect our operating results by:

         o diluting your ownership interest;
         o causing us to incur additional debt; and
         o forcing us to amortize expenses related to goodwill and other intangible assets.

         Any of these factors could have a material adverse effect on our business. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions.

There are certain provisions of our Articles of Incorporation and Bylaws that could have anti-takeover effects.

         Certain provisions of our Articles of Incorporation, as amended, and our bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of our incumbent officers and directors. Our Articles of Incorporation and bylaws do not provide for cumulative voting in the election of directors. Our bylaws permit the board of directors to implement staggered terms for board members.

         Our Articles of Incorporation exempt us from the Florida statutes governing control-share acquisitions. Generally, under the statute, a person intending to acquire 20% or more of our shares must give us notice of such intent and request approval of the acquisition by our board of directors. If the board of directors fails to approve the acquisition then such persons may request a meeting of the stockholders at which stockholders will be given an opportunity to vote on whether such shares will be accorded full voting rights. Refusal by the stockholders to accord full voting rights would result in the proposed acquirer obtaining shares that could not be voted on any matters to come before the stockholders. Certain acquisitions are exempt from the effects of the statute, such as mergers, business combinations or other acquisitions that have been approved by the board of directors, as well as acquisitions of shares issued by us in our original offering or in subsequent offerings approved by the board.

Our success is dependent upon the protection of our intellectual property.

         Certain features of our products and documentation are proprietary and we rely on a combination of contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information. Our technology could fall into our competitors' hands. We rely on keeping our technology secret from our competitors. We do not have any patents for our product designs or innovations. Further, we have not applied for copyright protection for our computer schematic designs or software source code. At the same time, we have entered into and expect to enter into business arrangements where we share our proprietary technology with business partners and employees. These arrangements are necessary to develop and sell our products. We require that these parties sign agreements that they will keep our proprietary technology confidential. There can be no assurance that these parties will honor their contractual commitments.

         As part of our confidentiality procedures, we generally enter into confidentiality and invention assignment agreements with our employees and consultants and mutual non-disclosure agreements with our manufacturing representatives, dealers and systems integrators. We also limit access to and distribution of our software, documentation and other proprietary information. We cannot offer assurances that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions we have taken, it might be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization.


         We may have to chose other trade identifiers for our products, resulting in a loss of investment in these trade identifiers. We have not yet applied for federal trademark protection for the trademarks associated with our products, such as SecureView, CareView, WebView and ViewStorage. We may not be able to register these trademarks with the US Patent and Trademark Office or we may be forced to abandon these trademarks because other persons have established proprietary rights in them.


         We also rely on a variety of technologies that we license from third parties. We cannot make any assurances that these third-party technology licenses will continue to be available to the company on commercially reasonable terms. Our inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing our proprietary technology enhancements and new developments until equivalent technology could be identified, licensed or developed and integrated. Any such delays would materially adversely affect our business, results of operations and financial condition.

Intellectual property infringement claims would harm our business.

         Although we do not believe that we are infringing the intellectual property rights of others, claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Litigation may be necessary to protect our proprietary technology, and third parties may assert infringement claims against us with respect to their proprietary rights. Any future claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against us can cause product release delays, require us to redesign our products or require us to enter into royalty or license agreements, which agreements may not be available on terms acceptable to us or at all. In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, results of operations and financial condition.

Gunther Than's services are critical to the success of our company and if he were to leave View Systems, it would have a detrimental effect on our company.

         We believe that the management and other experience of Gunther Than, our President and Chief Executive Officer, is critical to our success and the loss of his services would have a detrimental impact on our business. Although Mr. Than has signed an employment agreement with us, this agreement may be terminated by Mr. Than on not less than 60 days notice, subject to a one year covenant not to materially compete with us. Our success will also depend on our ability to hire and retain other qualified management, including trained and competent research and technical, marketing and sales personnel.

We may not be able to keep up with market demands for product design and development.

         The market for our products is characterized by ongoing technological development and evolving industry standards. Our success will depend upon our ability to enhance our current products and to introduce new products that address technological and market developments and satisfy the increasingly sophisticated needs of customers. For instance, we initially released our SecureView-4 into the market in July 1999. We cannot offer any assurances that we will be successful in developing, marketing and selling sufficient volumes of our SecureView-4 or developing and marketing on a timely basis any other fully functional product enhancements or new products that respond to the technological advances by others. There also can be no assurance that our new products will gain satisfactory market acceptance.

We may be subject to product liability claims.

         If an intrusion or other event that our products are designed to detect occurs in a setting where our products have been installed, we may be subject to a claim that an error or omission on our part contributed to the damages resulting from such event, which damages could be substantial. Such a claim could be made whether or not our product performed properly under the circumstances. We carry product liability insurance which management believes is adequate; however, a product liability judgment or settlement in excess of available insurance proceeds could have a material adverse effect on our financial condition and results of operations and any adverse claim or settlement could have an adverse effect on the availability and cost to us of product liability insurance.

Our failure to expand into international markets could harm our business.

         In order to compete in our industry, we intend to continue to expand our operations outside of the United States and enter additional international markets, primarily through the establishment of additional reseller arrangements. We expect to commit additional time and development resources to customizing our products and services for selected international markets and to developing international sales and support channels. We cannot assure that such efforts will be successful.

         We face certain difficulties and risks inherent in doing business internationally, including, but not limited to:

         o costs of customizing products and services for international markets;
         o  dependence on independent resellers;
         o  multiple and conflicting regulations;
         o  exchange controls;
         o  longer payment cycles;
         o  unexpected changes in regulatory requirements;
         o  import and export restrictions and tariffs;
         o  difficulties in staffing and managing international operations;
         o  greater difficulty or delay in accounts receivable collection;
         o  potentially adverse tax consequences;
         o the burden of complying with a variety of laws outside the United States;
         o the impact of possible recessionary environments in economies outside the United States; and
         o  political and economic instability.

         Our successful expansion into certain countries will require additional modification of our products, particularly national language support. Our current export sales are denominated in United States dollars and we currently expect to continue this practice as we expand internationally. To the extent that international sales continue to be denominated in U.S. dollars, an increase in the value of the United States dollar relative to other currencies could make our products and services more expensive and, therefore, potentially less competitive in international markets. To the extent that future international sales are denominated in foreign currency, our operating results will be subject to risks associated with foreign currency fluctuation. We would consider entering into forward exchange contracts or otherwise engaging in hedging activities. To date, as all export sales are denominated in U.S. dollars, we have not entered into any such contracts or engaged in any such activities. As we increase our international sales, seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world may affect our total revenues.

Risks Relating to Our Industry

Because we are subject to intense competition, primarily from larger more established companies, we may not have the financial resources to increase our market share.

         The market for video surveillance and identification products is very competitive and subject to rapid technological advances and the frequent introduction of new and enhanced products. The industry in which we operate has become even more competitive over the last several years as security issues and concerns have become a primary consideration worldwide. With respect to close circuit television (CCTV) system components and access control systems, there are numerous companies that market directly or through distributors such equipment to both retail and non-retail customers. We compete in marketing our systems and products principally on the basis of product performance, multiple technologies, service and price.

         To compete successfully, we must continue to design, develop, manufacture and sell new and enhanced products that will respond to customer requirements and allow us to capture market share from our competitors. We expect the intensity of competition to continue to put pressure on our engineering research and development departments as existing competitors enhance and expand their products. Any failure of our engineering department to keep pace with technological advances could adversely affect our ability to capture market share. Increased competition also may result in price reductions or reduced gross margins as more companies compete with one another by lowering prices. We must be able to keep our production costs low relative to our competition.

         Many of our competitors have advantages including established positions, brand name recognition, greater assets, personnel, sales and financial resources and established distribution networks. These larger more established competitors include Polaroid Corporation, Loronix Information Systems, Sensormatic Corporation and NICE Systems, Ltd. The distribution networks of these larger more established competitors gives them an advantage in achieving higher sales volumes. If they can achieve higher sales volumes, they can spread their costs over larger numbers of units, thereby reducing their per unit production costs and increasing their profitability.

         Competitors with greater financial resources may be able to offer lower prices or other incentives that we cannot match or offer. Some of our competitors produce a more comprehensive product line that may give them an advantage in selling products competitive to ours. We cannot be certain that we will be able to compete successfully against existing or other competition in the future.

Our inability to keep up with technological changes in our industry and identify emerging markets may render our products obsolete.

         The industry in which we operate is characterized by unpredictable and rapid technological changes and evolving industry standards. We will be substantially dependent on our ability to identify emerging markets and develop products that satisfy such markets. We cannot assure that we will be able to accurately identify emerging markets or that any products we have or will develop will not be rendered obsolete as a result of technological developments. We believe that competition in our business will intensify as technological advances in the field are made and become more widely known. Many companies with substantially greater resources than ours are engaged in the development of products similar to those we sell. Commercial availability of such products could render our products obsolete, which would have a material adverse effect on our company.

We may be subject to increased government regulation.

         We are not subject to government regulation in the manufacture and sale of our products or in the components in our products. However, our resellers and end users will be subject to numerous federal, state, local and foreign regulations that stem from proposed activities in surveillance. Security and surveillance systems, including cameras, raise privacy issues. Our products involve both video and audio. The regulations regarding the recordation and storage of this data are uncertain and evolving. For example, under the Federal wiretapping statute, the audio portion of our surveillance systems may not record people's conversations without their consent. Further, there are state and federal laws associated with recording video in non-public places. Shipments of our products internationally may be regulated as to certain countries that raise national security concerns. All of these regulations may be amended in response to new scientific evidence or political or economic considerations. Any significant change in regulations could adversely affect demand for our products in regulated markets.

Risks Relating to our Common Stock and the Offering

Our stock price has been and may continue to be very volatile.

         The market price of the shares of our common stock has been, and is likely to be, highly volatile and could be subject to wide fluctuations in response to factors such as:

        o actual or anticipated variations in our results of operations;
        o announcements of new products or technological innovations by us or our competitors; and
        o general conditions in the digital imaging and computer industries.

         Further, the stock markets have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated or disproportionate to the operating performance of such companies. These broad market fluctuations may significantly and negatively affect the market price of our common stock.


We have in the past issued, and will likely in the future, issue stock and options and warrants to purchase stock to our employees and consultants that could have a dilutive effect on our stockholders.

         We have in the past, and will likely in the future, issue shares of stock, and options and warrants to acquire our stock to employees and consultants to reward them for services rendered. As of March 1, 2001, we had issued options to purchase 107,690 shares of our common stock, exercisable at prices ranging from $.01 to $2.07 per share, with a waited average exercise price of approximately $1.63 per share, and warrants to purchase 754,000 shares exercisable at prices ranging from $.50 to $2.25 per share with a weighted average exercise price of approximately $1.97 per share. In addition, the employment agreement of our chief executive officer, which continues until terminated by either party on 60 days notice, provides for the issuance to him annually of 480,000 shares of our common stock, or approximately 4.27% of our outstanding stock on March 1, 2001, in exchange for his covenants not to compete or to solicit employees or clients for one year after termination of his agreement. The increase in our outstanding shares of common stock as the result of the exercise of options and warrants and the issuance of stock to our chief executive officer could result in a significant decrease in the percentage ownership of our common stock by the purchasers thereof.

         In February, 2000 we sold shares of our common stock and issued 2,500,000 warrants to purchase our shares at an exercise price of $2.00 per share to a consultant pursuant to an agreement which required the consultant to perform various public relations, stockholder and financing services. The consultant failed to perform any of such services and, as a result, we cancelled the 2,235,000 remaining unexercised warrants. If the consultant challenges such cancellation in court and is successful, the increase in our outstanding shares by reason of the exercise of such warrants would result in further dilution in the ownership of our common stock. See "Security Ownership of Certain Beneficial Owners and Management".


Since we are subject to the penny stock rules, we are subject to extensive government regulation, which makes it more difficult and expensive to raise necessary capital and could impact the market for the shares.

         Our common stock is subject to the "penny stock" rules. As long as the price of our shares remains below $5.00 and we are unable to obtain a listing of our stock on the NASDAQ System or other national stock exchange, we will be subject to the "penny stock" rules. In general, the penny stock rules impose requirements on securities brokers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000, or annual incomes exceeding $200,000 or $300,000 together with their spouse), which tend to reduce the level of trading activity in a stock. Among other things, these rules require that securities brokers:

        o make a special suitability determination before recommending a penny stock;
        o deliver a risk disclosure document prior to purchase;
        o disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market; and
        o provide customers with monthly statements containing recent price information.

Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our common stock and may affect the ability to sell our common stock in the secondary market.

         In addition, we may decide to register additional shares of common stock under the Securities Act after the closing of this offering for use by us as consideration for future acquisitions. If we so decide, upon registration and issuance, these shares generally will be freely tradable, unless the resale thereof is contractually restricted or unless the holders thereof are subject to the restrictions on resale provided under the Securities Act.

Future sales of our common stock in the public market may depress our stock and could limit our ability to raise capital.

         The introduction of the shares offered under this prospectus into the public market could depress the market price for our shares. In addition, we have approximately 5,213,000 shares that are not registered, but could be sold in limited amounts and with certain restrictions in the public market pursuant to Rule 144 under the Securities Act. If the stockholders holding these shares sell them in the public market, it could depress the price of our stock. Such sales, or even the potential for such sales, could also effect our ability to raise capital through the sale of equity securities.

The market for our company's securities is limited and may not provide adequate liquidity.


         Our common stock is currently traded on the Over-The-Counter Bulletin Board (the "OTCBB"). As of March 1, 2001, there were 16 active market makers of our common stock. In order to trade shares of our common stock, you must use one of these 16 market makers, unless you trade your shares in a private transaction. The average daily trading volume, as reported by the OTCBB over the past 12 months commencing March 1, 2000 was 60,910 shares. However, in the 120 days prior to March 1, 2001, the actual trading volume ranged from a low of 1000 shares of common stock to a high of 280,500 shares of common stock. This low trading volume means there is limited liquidity in our shares of common stock which result in a limited trading market for our common stock. In addition, the price of our common stock as traded on the OTCBB is extremely volatile. During the 120 days prior to March 1, 2001, the price difference between the daily low and high price of our common stock as traded on the OTCBB ranged from a low of $.375 per share to a high of $1.09 per share. The variance in our share price occurring on a daily basis makes it extremely difficult to forecast with any certainty the stock price at which you may might be able to buy or sell your shares of our common stock.


              CAUTIONARY NOTE CONCERNING FORWARD LOOKING STATEMENTS

         This prospectus contains forward-looking statements under the federal securities laws. We caution you to be aware of the speculative nature of "forward-looking statements". We intend to identify forward-looking statements in this prospectus using words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on our good faith beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve known and unknown risks, uncertainties and assumptions that could cause actual future results to differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section of this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. In making these cautionary statements, we are not committed to addressing or updating each factor in future filings or communications regarding our business or results, or addressing how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications.

                                 USE OF PROCEEDS


         We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will receive $800,000 in proceeds from the sale of units to Mid-West First National, Inc. and Pacific First National, Corp. after the registration statement, of which this prospectus is a part, is declared effective. We may also receive up to $625,000 in proceeds from the sale of warrants to purchase 500,000 shares at $1.00 per share held by Columbia Financial Group, LLC and warrants to purchase 100,000 shares at $1.25 per share held by Magnum Financial Group, LLC. See "Selling Stockholders" below. The selling stockholders are not obligated to exercise their warrants, and there can be no assurance that they will exercise all or any of them. We intend to use the proceeds to be received by us for working capital, which may include payment of salaries, rent, research and development, purchase of inventory and marketing expenses. We will pay all the costs of this offering, with the exception of the costs incurred by the Selling Stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.


                              SELLING STOCKHOLDERS

         In July, 2000, we entered into a consulting agreement with Magnum Financial Group, LLC pursuant to which we agree to pay $5,000 per month for six months, 25,000 shares of common stock and warrants to purchase an additional 200,000 shares at exercise prices of $1.25 for 100,000 shares, $1.75 for 50,000 shares and $2.25 for 50,000 shares in exchange for investor and public relations services. We also agreed to register for resale at our expense the shares of common stock underlying the warrants. This prospectus covers 100,000 of such shares


         In September, 2000, we entered into a consulting agreement with Columbia Financial Group, LLC in which we agreed to issue 500,000 shares of common stock and warrants to purchase an additional 500,000 shares at an exercise price of $1.00 per share in exchange for investor and public relation services. We agreed to register at our expense for resale the shares of common stock underlying the warrants. This prospectus covers 500,000 shares underlying the warrants upon exercise. We are also registering 100,000 of their shares of common stock for resale.


         In October, 2000 we entered into a consulting agreement with John Clayton in which we agreed to issue 500,000 shares of common stock to him in consideration for certain business consulting and corporate development services. The consulting agreement continues until terminated by either party upon 30 days written notice. This prospectus covers all of such shares.

         In  December,  2000,  we  agreed  to sell to  each  of  Mid-West  First
National, Inc. and Pacific First National Corp. in a private placement, 1,000,000 Units at a price of $.40 per Unit or $400,000 from each. Each Unit consists of one share of common stock and a five year warrant to purchase an additional share of common stock at an exercise price of $.50 per share. The closings of these sales are to occur within ten days after a registration statement filed by us with the SEC which includes the shares becomes effective. In connection with the sale of the shares, the purchasers agreed to provide certain financial consulting services and we agreed to grant them certain rights of first refusal with respect to future public offerings. This prospectus covers the 1,000,000 shares to be acquired by each of the purchasers.

         In addition to the shares described above, this prospectus covers certain additional shares acquired by other stockholders in private placements to which we agreed to register for resale at our expense. The shares were acquired in the period from October to December, 2000 at prices per share ranging from $.25 to $.50.

         The table below lists all of the above described Selling Stockholders none of which have any material relationship with us except Bruce Lesniak (see "Directors, Executives, Promoters And Control Persons").


                                                        Common Stock                                 Common Stock
                                                 Beneficially Owned Prior                    Beneficially Owned After
                                                        to Offering(1)                               Offering(1)
--------------------------------------------------------------------------------------------------------------------------

                                                                                 Number of
                                                                                 Shares
                                                                                 Being
 Name of Selling Stockholder                       Shares            Percent     Registered     Shares         Percent
 ----------------------------                      ------            -------     ----------     ------         -------
 Columbia Financial Group, LLC                     1,000,000         11.7%          600,000        400,000      3.2%
 Magnum Financial Group, LLC                         213,780          1.8%          100,000        113,780        *
 Mid-West First National, Inc.                     2,000,000         15.0%        1,000,000      1,000,000      7.2%
 Pacific First National, Corp.                     2,000,000         15.0%        1,000,000      1,000,000      7.2%
 John Clayton                                        500,000          4.2%          500,000              0        *
 Gary Klamrowski                                     110,000            *            80,000         20,000        *
 Bruce Lesniak                                       116,000          1.0%           80,000         36,000        *
 Marlin Schul                                         20,000            *            20,000              0        *
 Kenneth Rome                                         40,000            *            40,000              0        *
 Dr. M. Brandenburg                                   15,000            *            15,000              0        *
 Dr. Edwin Eppler                                     10,000            *            10,000              0        *
 Adel Yaacoub                                         40,000            *            40,000              0        *
 Jack Goris                                           20,000            *            20,000              0        *
 Trudy Freeman                                        38,000            *            38,000              0        *


------------------------------
* Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Shares beneficially owned include all shares underlying warrants that the Selling Stockholder has a right to acquire within 60 days of the date of this prospectus.


                              PLAN OF DISTRIBUTION

         This  prospectus   relates  to  the  offer  and  sale  by  the  Selling
Stockholders of up to 3,543,000 shares of common stock par value $.001 per share, assuming the exercise of their warrants.

         The shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the shares being offered hereby on the Over-The-Counter Bulletin Board, or otherwise, at prices and under terms then prevailing, at prices related to the then current market price, or at negotiated prices. Registration of the shares does not necessarily mean that any of the shares will be offered by the Selling Stockholders.

         Shares may be sold by one or more of the following means of distribution:

        o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
        o over-the-counter distributions in accordance with the rules of the NASD;
        o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
        o privately negotiated transactions.

         The Selling Stockholders and any persons who participate in the sale of the securities offered in this registration statement may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions paid or discounts or concessions allowed to any person and any profits received on resale of the securities offered may be deemed to be underwriting compensation under the Securities Act.

         We will not receive any of the proceeds from the sale of shares by the Selling Stockholder. We will bear all expenses of the offering, except that the Selling Stockholders will pay all underwriting commissions, brokerage fees and transfer taxes as well as fees of their counsel.

         In effecting sales, brokers, dealers or agents engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act.

         In order to comply with the securities laws of certain states, the shares must be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available and has been complied with.

         The rules and regulations in Regulation M under the Exchange Act provide that during the period that any person is engaged in the distribution (as defined therein) of our common stock, such person generally may not purchase shares of our common stock. The Selling Stockholders are subject to such regulation which may limit the timing of its purchases and sales of shares of our common stock.

         At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.


                                LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings that would have a material effect on our operations.

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

         Our directors, executive officers and key employees, their respective ages and positions, and biographical information on them is set forth below.

Name                     Age Position Held
----                     --- -------------
Gunther Than              53 President, CEO and Director since September 1998

Dr. Martin Maassen        56 Director since May, 1999; Chairman of the Board
                             since April 2000

Dr. Michael L. Bagnoli    42 Director since May 1999, Secretary since July 2000

Bruce Lesniak             41 Senior Vice President of Corporate Development
                             since March 1999

David Bruggeman           56 Vice President of Engineering since February 1999


         All directors hold office until the next annual stockholders meeting or until their death, resignation, retirement or until their successors have been elected and qualified. Vacancies in the existing board are filled by a majority vote of the remaining directors.

         Our executive officers are chosen by our Board of Directors and serve at its discretion. There are no existing family relationships between or among any of our directors or executive officers. Messrs. Lesniak and Bruggeman are not executive officers.

         Gunther Than, President, Director and CEO

         Gunther Than has served as our President and Chief Executive Officer since September 1998. He also served as Chairman of the Board from September 1998 to April 2000, and as a director since April 2000. From 1994 - 1998, Mr. Than was the founder, President and CEO of RealView Systems, Inc. and View Technology, Inc., software developers. Mr. Than continues as President, CEO and director of View Technology, Inc. Prior to founding RealView Systems, Inc., Mr. Than held a variety of executive business management positions. Mr. Than is a graduate of the University of Wisconsin, with a dual degree in engineering physics and applied mathematics.

         Bruce E. Lesniak, Senior Vice President of Corporate Development

         Mr. Lesniak is an independent consultant who has been designated our Senior Vice President of Corporate Development since March 1999. In this capacity, Mr. Lesniak heads our corporate development, sales and marketing departments. For 14 years prior thereto, he was employed by ADT Security Services, the largest security system integrator in the U.S. and was its National Director of Business Development from 1997 to 1999. Mr. Lesniak received an undergraduate degree from Illinois State University.

         David C. Bruggeman, Vice President of Engineering

         Mr. Bruggeman joined us as Vice President of Engineering in February 1999, in connection with our acquisition of Xyros Systems, Inc. Mr. Bruggeman manages our engineering department and is responsible for design and product development. Mr. Bruggeman has been designing in the computer industry for over 37 years, with an emphasis on video and audio products in the past ten years. He was a founder of Xyros and its Vice President Operations from 1997 through 1999. Prior thereto, he was Vice President, Product Management Systems of Excellence, Inc., a publicly held video teleconferencing company, where he managed technical hardware and software design and product support. From 1994 to 1995, Mr. Bruggeman was Director of Project Management and Advanced Programs for MELA Associates, Inc., a privately held government contractor, where he directed the activities of a major U.S. Department of Defense program.

         Martin Maassen, M.D., Chairman of the Board

         Dr. Maassen became a Director in May 1999. He became our Chairman of the Board in April, 2000. He is board-certified in internal medicine and emergency medicine and has served as a staff physician in the emergency departments of Jackson County, Deaconess, Union and St. Elizabeth hospitals in Indiana since 1977. In addition to practicing medicine, he maintains an expertise in computer technologies and their medical applications.

         Michael L. Bagnoli, D.D.S., M.D., Director and Secretary

         Dr. Bagnoli became a Director in May 1999. He holds degrees as a medical doctor and a dental specialist. Since 1988 he has practiced dentistry in the specialty area of oral and masiofacial surgery for a physician group in Lafayette, Indiana. He introduced in his practice arthroscopy surgery along with the full scope of arthroplastic and total joint reconstruction. Dr. Bagnoli was founder, CEO and president of a successful medical products company, Biotek, Inc., which was sold in 1994.

         Board of Directors Committees

         Our board of directors has established an executive compensation committee and an audit committee, the members of both of which are our independent directors.

         The audit committee is primarily charged with the review of professional services provided by our independent auditors, the determination of the independence of those auditors, our annual financial statements, and our system of internal accounting controls. The audit committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it finds appropriate or as is brought to its attention, including our selection and retention of independent accountants.

         The compensation committee is charged with the responsibility of reviewing executive salaries, administering bonuses, incentive compensation and our stock option plans and approving our other executive officer benefits. The compensation committee also consults with our management regarding pension and other benefit plans, and our compensation policies and practices in general.

         Compensation of Directors

         We compensate our independent directors, Messrs. Maassen and Bagnoli, by the issuance of 5,000 shares of our common stock for each month of service. We do not have any arrangement for compensating our directors in cash for the services they provide in their capacity as directors, including services for committee participation or for special assignments.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

            The following table lists as of March 1, 2001, the beneficial ownership of our outstanding common stock by: our executive officer; each of our directors; and executive officer and directors as a group. To our knowledge, except as specified in the table below and in the following text, there is no person who presently owns beneficially 5% or more of our outstanding common stock.

         Beneficial ownership of the Selling Stockholders after this offering will depend on the number of shares actually sold by each of them. Beneficial ownership is determined in accordance with the rules of the SEC and generally depends on voting or investment power with respect to the shares. For purposes of calculating the percentages shown in the chart, each person listed is also deemed to beneficially own any shares that would be issued by contract or upon exercise of warrants or options currently exercisable or exercisable within 60 days of the date of this prospectus. The persons named below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The inclusion of any shares as beneficially owned does not constitute an admission of beneficial ownership of those shares. The address of each person named below is the address of our principal executive office.

   Name of Beneficial Owner                             Shares         Percent
   ------------------------                             ------         -------

   Gunther Than                                      2,385,940         21.2%
   Martin J. Maassen                                   100,000             *
   Michael Bagnoli                                      30,000             *
   All Executive Officers and Directors as a Group   2,515,940         22.3%
   (3 persons)
   ---------------------------------------
   * Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.


         In February, 2000 we sold 800,000 shares of common stock at a price of $.50 per share and issued warrants to purchase 2,500,000 additional shares at an exercise price of $2.00 per share pursuant to an agreement with Rubin Investment Group ("Rubin"). Rubin agreed to perform various public relations and stockholder services, arrange financings and otherwise assist in our sales and operations. In July, 2000, Rubin exercised warrants to purchase 265,000 shares at a modified exercise price of $.50 per share leaving Rubin with warrants to purchase 2,235,000 shares (the "Warrants"). At the same time, the agreement with Rubin was modified granting to it the right to two demand registrations on or prior to December 31, 2001. Rubin failed to perform any of its obligations under the agreement and, as a result, we cancelled all of the Warrants. If the Warrants had not been cancelled and were exercised, the 2,235,000 shares underlying the Warrants would represent 16.5% of our issued and outstanding shares of common stock as of March 1, 2001. On March 9, 2001, Rubin filed a Form 4 and a Schedule 13D with the SEC in which it claimed a beneficial ownership percentage, including the shares underlying the Warrants of 20.2% of our common stock (which according to the number of shares stated in the Schedule 13D should properly have been 16.9%).

                            DESCRIPTION OF SECURITIES

         The summary of the terms of our capital stock set forth below does not purport to be complete. For a detailed, complete description, please see our Articles of Incorporation and our Bylaws, copies of which were filed with the SEC as exhibits to our registration statement on Form SB-2 filed on January 11, 2000.

General

         Our authorized capital consists of 50,000,000 shares of common stock, $0.001 par value. As of the date of this prospectus, there are 11,248,620 shares of common stock issued and outstanding. An additional 107,690 shares of common stock are subject to issuance upon the exercise of outstanding options and 754,000 shares of common stock are subject to issuance upon the exercise of outstanding warrants.

         The transfer agent for the common stock is Interwest Transfer Co., Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117.

Common Stock

         Each share of our common stock has the same relative rights and is identical in all respects with every other share of common stock.

Voting

         The holders of the common stock are entitled to one vote for each share they hold of record on all matters submitted to a vote of our stockholders.

Preemptive Rights

         Holder of our common stock do not have preemptive rights with respect to the issuance of shares. The common stock is not entitled to cumulative voting rights with respect to the election of directors.

Dividends

         The holders of common stock are entitled to pro rata dividends and other distributions, if and when declared, by the board of directors out of assets legally available for the payment of dividends. The payment of dividends, if any, in the future rests within the discretion of the board of directors.

Liquidation and Redemption

         Upon our liquidation, dissolution or winding up, the holder of each share of common stock is entitled to share equally in the distribution of our assets after the payment of liabilities. The holders of common stock are not entitled to the benefit of any sinking fund provision.

         The  shares  of  common  stock  are  not  subject  to  any   redemption
provisions, nor are they convertible into any other security or property. All shares of common stock outstanding are fully paid and non-assessable.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                            SECURITIES ACT LIABILITY

         Florida corporations are authorized to indemnify against liability any person who is a party to any legal proceeding because such person is a director or officer of the corporation. The officer or director must act in good faith and in a manner reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, have no reasonable cause to believe the conduct was unlawful. Florida law does not allow indemnification for an act or omission that involves intentional misconduct or a knowing violation of a law. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is found liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. Indemnification is required if a director or officer has been successful on the merits.

         The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors. A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director.

         Our articles of incorporation provide for the indemnification of directors and executive officers to the maximum extent permitted by Florida law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that would result in a claim for such indemnification.

                           DESCRIPTION OF OUR BUSINESS

History

         We incorporated in Florida in January, 1989 but did not become active until September, 1998 when Gunther Than joined us as our president and we began development of our product line. In October 1998, we acquired Real View Systems, Inc. a company controlled by Gunther Than and his family by which we acquired compression technology and computer equipment. In February 1999, we acquired Xyros Systems, Inc. by which we acquired remote monitoring and storage engineering, a highly qualified employee staff and computer hardware and software. In May, 1999, we acquired ETMC, a contract manufacturer of electronic hardware and assemblies with 15 years of manufacturing experience which business we have continued to date and whose facilities we use to manufacture our products. In March, 1999, we made our first sales of our security and surveillance products. The potential market for security and surveillance products and services throughout the world is huge and has been enhanced by digital technology.

Overview

         Surveillance devices are common today and are used as a proven method for protection and risk management. We develop, produce and market digital security and surveillance systems and products utilizing video based cameras and microphones. Our security systems, which are marketed under the trade name SecureView, record video images digitally and permit their viewing remotely over the customer's existing CCTV systems together with audio output over ordinary telephone lines. Digital recording connects data to a computer readable format rather than on a conventional video tape. We store the video output on computer hard disks rather than VCR tapes which significantly improves access to stored data. In addition, our systems are programmable and are capable of being customized to satisfy each customer's special requirements, be it coverage which is continuous or when events are detected. Our digital systems also employ digital video data compression which saves space and time for transmissions.



            In addition to SecureView, our products include the following:

                o ViewStorage which is a competitively priced programmable VCR replacement device that records video output digitally for use with existing CCTV systems and which will not degrade as tapes do;

                o PlateView which is a license plate recognition system that uses optical character recognition technology to provide an additional means of identifying individuals in a surveillance area for commercial or law enforcement use;

                o CareView which is a system for monitoring loved ones such as children at a day care center or at home with a baby sitter or adult relatives at a nursing home or hospice; and

                o WebView which is a low-priced retail product that allows a user to capture and view remotely camera output from a limited number of cameras via a connection to a server which in turn is connected to the world-wide web for use by a customer desiring a low cost way to monitor remote assets such as a home or boat.


         We currently market our products principally to commercial users for monitoring facilities for the protection of employees, customers and assets which leads to both the curtailment of crime and loss prevention. We also market our products to residential users and law enforcement agencies. We currently distribute and support our products through a network of value-added domestic and international resellers which we intend to expand.

Industry Background

         The increased functionality that digital technology brings to CCTV systems has made this a dynamic and rapidly growing market. According to a 1999 report by J. P. Freeman & Co., a privately held market research and consulting services company that focuses on the security and surveillance industries, the market size for CCTV systems was $1.3 billion for production and services revenues in 1998, which market was estimated to grow at a rate of 11-13% per year. The report forecast this double-digit growth in the total market between now and 2004, with a possibility of further growth acceleration as the residential and non-security commercial markets expand. According to the J. P. Freeman report, an estimated $556 million of the total market in 1998 was derived from services, such as installation and maintenance, which we do not provide. However, the report predicted that service revenues in this market would grow at a slower pace than the revenue growth of the product sector primarily because of the ability to integrate digital systems with other commercial and residential electronic systems.

         Video transmission is just beginning to transform from what was "closed-circuit" to a mix of methods that will widen into hard-wired, phone line, TV cable and wireless link systems. It is expected that this will expand user demand, create new product opportunities and channels of distribution and expand the way in which other communication services are used.

Business Strategy


         We distribute our SecureView line of products, with add-on features, to the market through a network of value-added resellers. We are also in discussions with security companies and law enforcement agencies with respect to distribution agreements.


         We have ongoing reseller arrangements with small and medium sized domestic and international resellers. Our reseller agreements grant a non-exclusive right to sell our products. The reseller purchases from us at a discount from list price and on other terms and conditions in effect at the time of order. The agreements are generally for a term of one year and automatically renew for successive one year terms unless terminated by notice or in the event of breach.


         We intend to market WebView through different channels. We plan to offer WebView for direct retail sale on the world wide web and wholesale through retail distributors. We do not have any agreements with any distributors and will not seek any until we complete development of the product. This product will be priced at a level to be attractive to retail consumers.


         In addition to these products, through our acquisition of ETMC, we acquired an ongoing business operation of providing contract electronic component assembly and test services. ETMC had been in operation for over 15 years and had an established base of clients. ETMC had done approximately 60% of its business for the commercial sector and 40% of its business for the government sector. ETMC's diverse clients have included Hewlett-Packard, Martin Marietta, Maryland Government Procurement Office, Lockheed Martin, and John Hopkins's Applied Physics Labs under contract to NASA. We plan to continue ETMC's business line while converting a portion of its manufacturing capability to the production of our security and surveillance products.

         Our core strategy is to continue to build products and deliver services that are marketable while at the same time developing new products and applications to anticipate and meet the expanding needs of our customers. We are also attempting to create alliances with various specialty markets which require the use of security systems such as:

        o installers of pools in certain states that require that all residential pools have an alarm system;
        o credit card companies that control their own ATM machines which have surveillance systems; and
        o gas stations and car washes which rely heavily on surveillance systems.

         We will also continue to offer upgrades and enhancements to existing customers as a method of retaining customers. Every customer who does not participate in the upgrade program is targeted by one of our sales persons one year after the date of original purchase, at which time our warranty expires, to offer our newest upgrades to existing systems.

Our Products

         We manufacture several of the hardware components in our systems. We assemble our systems by combining additional commercially available hardware and software together with our proprietary software. We license software components that are integrated into our proprietary software and installed in our systems. We believe that we can continue to obtain components for our systems at reasonable prices from a variety of sources. Although we have developed certain proprietary hardware components for use in our products and purchased some components from single source suppliers, we believe similar components can be obtained from alternative suppliers without significant delay.

         We have software licensing agreements for (i) compression software components, (ii) for facial recognition to possibly integrate into our proprietary software, and (iii) license to integrate commercially available operating systems software into our proprietary software for installation into our products.


SecureView

         SecureView is a line of digital CCTV recording and remote monitoring systems. Our digital CCTV SecureView system:


         o takes video images captured by cameras;
         o digitizes the video;
         o stores the video according to times or criteria specified by the customer;
         o retrieves the visual data selectively in a manner that the customer considers valuable or desirable;
         o transmits the video across computer networks or ordinary phone lines;
         o has two way audio ability that can use real-time to communicate to the location being monitored; and
         o triggers programmed responses to events detected in surveillance area such as break-ins or other unauthorized breaches of the secured area.

         Our system stores video output on computer hard discs, rather than VCR tapes. Storage on computer hard discs allows selective access to stored data. With a VCR, a user must search an entire tape to review a critical event, often fast forwarding and rewinding. With computer hard disc, a user can gain immediate access to stored data by doing a controlled search for the desired data. Our systems come standard with up to 28 days storage.

         Our systems are programmable -- they can be pre-set to take actions when events are detected in the surveillance area. For example, they can be programmed to begin recording when motion is detected in a surveillance area or to notify the user if the system is not functioning properly. Because of the programmable recording features, our systems can eliminate the unnecessary storage of non-critical image and audio data. This capacity allows the user to utilize the hard disk storage more efficiently.

         Our digital systems employ video data compression. This saves space for storage and time for transmission especially on low bandwidth channels such as plain telephone wiring.


         Our SecureView line of products include the following features:


         o  users can remotely monitor multiple locations from a remote PC;
         o connects to existing CCTV systems allowing retrofit enhancements using our systems;
         o uses any and all forms of telecommunications, such as standard telephone lines;
                                     - 21 -

         o video can be monitored 24 hours a day by a security monitoring center;
         o allows uninterrupted "2-way" audio transmission while switching, controlling and monitoring up to 16 cameras per unit;
         o local and remote recording, storage and playback for up to 28 days, with optional additional storage capability;
         o cameras can be concealed in ordinary home devices such as in smoke detectors;
         o monitors itself to insure system functionality with alert messages in the event of covert or natural interruption; o modular expansion system configuration allows user to purchase add on components at a later date; and o allows the user to set the system to automatically review an area in desired camera sequence.



ViewStorage

         ViewStorage is currently in development and is expected to reach market later in 2001. ViewStorage is a competitively priced video storage system that will archive the video from our systems. This storage device records video output digitally, and can be configured to house almost any amount of storage of video output from cameras.

         Video recording can be programmed for continuous recording, timed GuardTour recording, or event driven recording. Unlike images stored on tape, images stored on this VCR replacement device do not degrade over time. It also does not require the on-going and expensive maintenance required by VCR recording devices.

         ViewStorage is modular in nature and can be expanded to add additional storage, up to an amount that meets the requirements of each particular customer. This product has a unique "camera and date/time filtering" feature which allows the user to immediately locate the video recorded on a camera at a given time and date.

PlateView

         PlateView is a license plate recognition system that uses optical character recognition technology to provide an additional means of identifying individuals in a surveillance area. The system can be integrated into an access control mechanism that can open gates or call an attendant to compare an identification made from other data, such as a driver's license, with the identification made with the license plate. Law enforcement personnel can use this system in traffic enforcement. In addition to plate identification, officers can receive early warnings as to a number of items, including whether the owner of a car being stopped has outstanding arrest warrants or whether the license plate matches the vehicle's registration. PlateView was brought to market in the first quarter of 2000.

CareView

         Parent's rising concerns about the safety of their children at home with a baby sitter or nanny or in a day care center - as well as the treatment of a loved one in a nursing home - have created the need for a way of monitoring activities in these facilities. We are developing the CareView system as an option for the care facility. Users of the CareView system access the Internet to scan the day care center's web site and immediately view the video output produced by cameras installed at the care facility.

         For nursing and hospice care facilities, the CareView system allows family and friends to view loved ones when they are not able to be at the care facility -- just by accessing the facilities' web sites.

         The core of CareView is a proprietary personal computer board or component that we have designed. CareView requires our proprietary software capable for use on the Internet. We have developed a prototype of CareView and have successfully tested it at our Columbia, Maryland facility.


WebView

         We are developing WebView, a low-priced retail product that allows a user to capture camera output from a limited number of cameras and view that output remotely via a connection to a server connected to the World Wide Web. It consists of a proprietary personal computer card or component and proprietary software that is compatible with use on the world wide web. This product is ideal for the consumer who would like a low cost way to monitor his/her assets remotely. We have developed a prototype of WebView and have successfully tested it.


Markets

         Our family of products offers government and law enforcement agencies, commercial security professionals, private businesses and residential consumers a dramatically enhanced surveillance capacity. It also offers a more efficient and economical method to store, search and retrieve historically stored data.

         Residential

         The residential home security user will purchase our products from either commercial companies installing either self-contained or centrally monitored systems, or directly from retail distribution centers.

         Utilizing our technology, individuals can run their own perimeter and interior surveillance systems from their own home computer. Real time action can be monitored remotely at homes through a modem and the Internet. There is also the capability to make real-time monitors wireless. In turn, this reduces the expense and time of the home installation and makes installation affordable for a majority of homeowners.

         An additional advantage of our technology is that it allows for the storage of information on the home computer and does not require a VCR.

         Commercial

         Commercial business users represent the greatest potential users of our surveillance products. Commercial businesses have already realized the need for using surveillance devices for protection. Our products provide observation of facilities for protection of employees, customers, and assets. This can result in the curtailment of crime and loss prevention by employees and others. The market for this technology is the same as the current market for analog CCTV systems, including hospitals, schools, museums, and retail, manufacturing and warehousing facilities.

         Our system reduces the requirements for a guard force. In addition, lesser number of security personnel are needed to monitor, verify and respond to tripped alarms.

         Our products and technology can be used where there is a temporary requirement for real-time surveillance in areas where an analog CCTV system is impractical or impossible. Examples of this are special events, concerts, and conventions. Our systems reduce the need for a large guard force and provide unobtrusive monitoring of these events.

         Law Enforcement

         The gathering of video and data images is commonplace in law enforcement. The data is used to protect both the law enforcement officer and the suspect. It is also used as a historical record for prosecution and event verification.

         Because our technology can be used for stakeouts and remote monitoring of areas, we believe there is a market potential with law enforcement agencies. We have been asked to submit proposals for license plate recognition systems that help law enforcement identify people entering a surveillance area.

         Law enforcement agencies are also frequently using robotic systems to investigate and disarm explosive devices. The robotic systems are severely limited in flexibility by the need to utilize CCTV systems with a VCR, which can be overcome by the use of our digital technology.

Competition

         The markets for our products are extremely competitive. Competitors include a broad range of companies that develop and market products for the identification and video surveillance markets. Competitors in the market for our identification product, PlateView, include Polaroid Corporation, Loronix Information Systems, Data Card Corporation, Dactek International, Inc. Competitors in the video surveillance market include numerous VCR suppliers and digital recording suppliers including, Loronix Information Systems, Inc., Sensormatic Corporation and NICE Systems, Ltd.

         We believe the introduction of digital technology to video surveillance and security systems is our market opportunity. We believe that many of the established CCTV companies have approached the design of their digital CCTV products from the standpoint of integrating their digital products to existing security and surveillance product offerings. These systems are closed, not easily integratable with other equipment and not capable of upgrades as technology improves. We have designed our systems so that they are open, compatible with other digital and analog systems, and easily adaptable to technological advances that will inevitably occur with digital technology.

Intellectual Property

         Certain features of our products and documentation are proprietary and we rely on a combination of patent, contract, copyright, trademark and trade secret laws and other measures to protect our proprietary information. As part of our confidentiality procedures, we generally enter into confidentiality and invention assignment agreements with our employees and mutual non-disclosure agreements with our manufacturing representatives, dealers and systems integrators. Notwithstanding such actions, a court considering these provisions may determine not to enforce such provisions or only partially enforce such provisions. We also limit access to and distribution of our software, documentation and other proprietary information.

         Because the software and firmware (software imbedded in hardware) are in a state of continuous development, we have not filed applications to register the copyrights in these items. However, under law, copyright vests upon creation of our software and firmware, and registration is not a prerequisite for the acquisition of copyright rights. We take steps to insure that notices are placed on these items to indicate that they are copyright protected. The copyright protection for our software extends for the statutory period from the date of first "publication" (distribution of copies to the general public) or from the date of creation, whichever expires first.

         We are in the process of applying to the U.S. Patent and Trademark Office for patent protection of important components of our products. We plan to prepare and file applications to register the trademarks SecureView, CareView and WebView.


         We provide software to end-users under non-exclusive "shrink-wrap" licenses (or automatic license executed once the package is opened) which generally are nontransferable and have a perpetual term. Although we do not generally make source code available to end-users, we may, from time to time, enter into source code escrow agreements with certain customers. We have also licensed certain software from third parties for incorporation into our products.

Government Regulation

         We are not subject to Government regulation in the manufacture and sale of our products, and the components in our products. However, our resellers and end users will be subject to numerous regulations that stem from proposed activities in surveillance. Security and surveillance systems, including cameras, raise privacy issues. Our products involve both video and audio, and added features for facial identification. The regulations regarding the recordation and storage of this data are uncertain and evolving. For example, under the Federal wiretapping statute, the audio portion of our surveillance systems may not record people's conversations without their consent. Further, there are state and federal laws associated with recording video in non-public places. Shipments of our products internationally may be regulated as to certain countries that raise national security concerns. These laws are evolving.

Employees

         We employ 23 persons including three persons in part-time positions. We also employ four independent contractors who devote a majority of their work to a variety of our projects. Our employees are not presently covered by any collective bargaining agreement. Our relations with our employees are good, and we have not experienced any work stoppages.

                           MANAGEMENT'S DISCUSSION AND
                          ANALYSIS OF PLAN OF OPERATION

         The following discussion and analysis should be read in conjunction with our financial statements and the accompanying notes.


         Since start-up of operations in September 1998, we have devoted most of our resources to the development, sale and marketing of digital video surveillance and security products. We have generated limited revenues from our security products to date, but are rapidly expanding our sales and distribution network. At the same time we are working on delivering new products to market and enhancing and upgrading our product line. Until we more fully develop our product line and our sales and distribution network, we expect our operating losses to continue. We have provided contract manufacturing services since May, 1999, when we acquired ETMC. ETMC had provided such services for more than 15 years and had an established customer base. We have continued the contract manufacturing business line, while increasing ETMC's manufacturing capacity to permit production of our products.

Results Of Operations

Year Ended December 31, 2000, Compared To Year Ended December 31, 1999

Revenue

         In 1999, our revenues totaled $303,711 of which $65,954 were derived from sales of security systems and $237,757 from sales of contract manufacturing and test services. In 2000, our revenues totaled $661,789, or an increase of 118% over the prior year.

         In 2000, we derived $319,376, or 48% of revenues from sales of security systems and $342,413, or 52%, from sales of contract manufacturing and test services. This represents a major change from the prior year in which 78% of revenue derived from contract manufacturing and only 22% of revenue was derived from sales of security systems. In the last quarter of 2000, only 32% of the revenues were derived from contract manufacturing in the face of increasing revenues.

Marketing

         In 2000, we brought SecureView to market in mid-year and experienced positive results. We integrated WebView into our regular SecureView system as a feature and not as a separate product. Care View is being beta tested in several locations also with positive response. Plate View has received a high degree of interest and we anticipate realizing significant revenues from this product. In addition, we intend to introduce enhancements and upgrades to our SecureView product line in 2001 which we expect to contribute to growth in revenues.

Gross Profit And Operating Expenses

         Gross profit on sales for the year ended December 31, 1999, was $45,333 compared to $225,479 for the year ended December 31, 2000, a fivefold increase. Gross profit margin was 15% in 1999 and 34% in 2000.

         Operating expenses for the year ended December 31, 1999, were $3,716,229, compared with $2,204,282 in 2000. Approximately, $2,147,000 of our operating expenses in 1999 were attributable to the issuance of shares of our common stock as compensation and incentive, and as a means to attract and retain qualified personnel. As a result cash operating expenses in 1999 were only $1,569,229. Approximately $582,000 of our operating expenses in 2000 were attributable to the issuance of shares of our common stock as compensation resulting in cash expenses of $1,622,282 for that year.

         Net loss was $3,670,896 for 1999, or $.63 per share, compared to a net loss of $2,204,282 or $.19 per share for the year 2000.

Costs And Expenses

         Costs Of Products And Services Sold. The cost of products and services sold, consisting principally of the costs of labor, hardware components, supplies and software amortization, was $436,310 in 2000 as compared to $258,378 in 1999, and represented 85% of revenue in 1999 and 66% of revenue in 2000, a decrease of approximately 20%. As product sales in the future account for a larger percentage of overall sales, we expect that our costs of goods and services sold will decline as a percentage of total revenue and stabilize in the mid 70% range. Our profit margins on sales of security systems exceeds our profit margins on sales of services. We are currently working on engineering changes in our security products that we expect will further lower component costs for these products.

         Salaries And Benefits. We spent $2,045,531 in salaries and benefits in 1999. We organized and staffed up in 1999, converting many independent contractors to employees. In 2000, we spent $794,166 for salaries and professional fees. We incurred expenses associated with issuing shares of our common stock to employees of $2,045,531 in 1999 and $582,552 in 2000. We believe these expenses were necessary in the past and will continue to be necessary in the future in order to attract qualified personnel and conserve cash during our early years of operation.

         Selling, Business Development, Travel And Entertainment. Selling, business development, travel and entertainment expenses were $269,069 in 1999 and $227,175 in 2000.

         Research And Development Expense. We spent $210,143 in 1999 on research and development and $132,300 in 2000. We expect to continue to fund new product development in 2001 at or above the dollar levels expended in 2000.

         Investor Relations Expenses. Investor relations expenses decreased from $212,086 in 1999 to $392,136 in 2000. Included in this expense category is the issuance of shares of our common stock to Columbia Financial Group, LLC and Magnum Financial in California in partial payment of their services in providing investor relations support.

         Professional Fees. Professional fees increased from to $317,100 in 1999 to $359,131 in 2000. These fees include attorneys, accountants, and programming contractors.

Write-Off Of Goodwill And Other Intangible Assets.

         Following the consummation of the purchase of ETMC it experienced a significant decrease in sales volume. For the seven months following the purchase through December 31, 1999, ETMC sales to unrelated entities totaled $231,970 which, if annualized, amount to approximately $400,000, less than half of the previous years sales of $820,000. Additionally, ETMC's sales volume for the year 2000 was $342,413. In accordance with applicable accounting requirements, we determined that the following changes in circumstances had occurred which required a review for possible impairment: a significant change in the manner in which the asset was used, current period operating and cash flow losses, and a forecast of continuing losses.

         Our impairment review consisted of an analysis of the future sales prospects of ETMC's manufacturing business and an evaluation of the cash flows to be realized hereafter. Our review indicated that sales volume would not increase significantly from the current levels for the foreseeable future. At these significantly decreased sales levels, cash flows to be realized from this business line would be negative due to fixed operating expenses exceeding gross profit on sales. We also considered the fact that ETMC continues to provide a skilled employee force and a captive manufacturing resource that was used in the original valuation of the combination. As a result of this analysis, we determined the remaining value of the goodwill to be associated with the captive manufacturing capabilities and skill set of ETMC to be more than half of the value, and our related write-off of 40% of the goodwill is consistent with that valuation.

Net Operating Loss

         We have accumulated an aggregate of approximately $3.0 million of net operating loss carry-forwards as of December 31, 2000, which may be offset against taxable income in future years. The use of these losses to reduce income taxes will depend on the generation of sufficient taxable income prior to their expiration in the year 2018. In the event of certain changes in control, there will be an annual limitation on the amount of net operating loss carry-forwards which can be used. No tax benefit for these carry-forwards has been reported in the financial statements for the years ended December 31, 1998, 1999 or 2000.

LIQUIDITY AND CAPITAL RESOURCES

         Since the start-up of our operations in 1998, we have funded our cash requirements primarily through equity transactions. We received $6,987,259 since inception through the issuance of our common stock. We are not currently generating cash from our operations in sufficient amounts to finance our business and will continue to need to raise capital from other sources. We used the proceeds from these sales of equity to fund operating activities, including, product development, sales and marketing, and to invest in the acquisition of technology, assets and business. As of December 31, 2000, we had total assets of $ 1,887,424, an increase of approximately $55,000 over last year's $1,831,860. Total liabilities were $609,371, resulting in stockholders' equity of $1,278,053, a decrease from last year's $1,447,861 of $169,808.

         During the year ended December 31, 2000, our cash increased from $89,150 at December 31, 1999, to $265,245 at December 31, 2000. Net cash used in operating activities was $1,222,519 for the year ended December 31, 2000, including increases in accounts receivable of $61,739, increases in inventory of $45,874, increases in accounts payable of $227,141 and increases in accrued interest of $11,000.

         Net cash generated from financing activities during the year ended December 31, 2000, was $1,480,727, consisting of proceeds received from the sale of stock, plus $56,452 advanced from stockholders, less payments made on a promissory note with an outstanding principal balance of $42,083, plus accrued and unpaid interest, which note accrues interest at a rate of 2% plus prime, to Columbia Bank. View Systems pays $5,000 per month to Columbia Bank.

         As a result of the foregoing, as of December 31, 2000, we had negative net working capital of $93,770, including $155,017 of trade accounts receivable and $95,339 in inventory. We have provided and may continue to provide payment term extensions to certain of our customers from time to time. As of December 31, 2000, we have not granted material payment term extensions.

         Our inventory balance at December 31, 2000, was estimated to be $95,339. We do not take inventory on a quarterly basis, and we made inventory estimates based on annual inventory determinations. With expected increased product sales, we will need to make increased inventory expenditures. However, the terms of our product sales requires a twenty five percent (25%) deposit on order. In addition, we endeavor to keep inventory levels low. Therefore, we do not believe that increased product sales, associated materials purchases and inventory increases, will adversely affect liquidity.

         We anticipate further expenditures for fiscal year 2001 of approximately $100,000 for test equipment. We are also exploring the purchase of the commercial space we are leasing in Columbia, Maryland, plus adjoining space, consisting of approximately 10,000 square feet. If we can obtain favorable terms, we would purchase the building through debt financing.

         Under our outstanding employment and consulting agreements, we are obligated to pay Mr. Than $96,000 per year, Mr. Lesniak $84,000 per year and Mr. Bruggeman $85,000 in salary and fees during calendar year 2000. If we terminate the employment of Mr. Than without cause or because of merger, acquisition or change in control, we will be obligated to pay him approximately $350,000 in severance payments over a three year period.

         We believe that cash from operations and funds available will not be sufficient to meet anticipated operating capital expenditure and debt service requirements for the next twelve months and that we will be dependent on raising additional capital through equity sales or debt financing. In this offering we are registering 600,000 shares of common stock for resale that can be obtained from the exercise of warrants held by Columbia Financial Group, LLC and Magnum Financial Group, LLC. If Columbia Financial Group, LLC and Magnum Financial Group, LLC exercise all of their warrants, we will receive $625,000 which we will use for working capital.

         We also have outstanding warrants with various investors with an exercise price of $.40 per share which is less than its recent market price. If the warrant holders exercise all of their warrants, at the exercise price of $.40 per share, we will receive $800,000, which we will use for additional working capital.

Plan Of Operation

         The amount of capital that we need to raise will depend upon many factors primarily including:

         o the rate of sales growth and market acceptance of our product lines;
         o the amount and timing of necessary research and development expenditures;
         o the amount and timing of expenditures to sufficiently market and promote our products ; and
         o the amount and timing of any accessory product introductions.

         We intend to use the cash raised from the private sale of shares and the exercise of warrants held by the Selling Stockholders to the following:

         o bring our ViewStorage, WebView and CareView products to market;
         o continue our product development efforts;
         o expand our sales, marketing and promotional activities for the SecureView line of products; and o increase our engineering, production management, quality control, and customer support staff.

         We operate in a very competitive industry that requires continued large amounts of capital to develop and promote our products. We believe that it will be essential to continue to raise additional capital, both internally and externally, to compete in this industry.

         In addition to accessing the public and private equity markets, we will pursue bank credit lines and equipment lease lines for certain capital expenditures. We currently estimate we will need between $3 million and $4 million to fully develop all of our products and launch our expanded business operations in accordance with our current business plan.



                             DESCRIPTION OF PROPERTY

         We lease executive office space in Englewood, Colorado of approximately 2,000 square feet, including common areas, from a non-affiliate, pursuant to a month to month lease for $250 per month. In addition, we lease 8,000 square feet of space used for engineering design and manufacturing in Columbia, Maryland from Lawrence Seiler, a stockholder and former sole stockholder of ETMC. The lease term commenced on June 1, 1999 and ends on April 30, 2001. During the term of the lease, the rent is $8,000 per month and we are also responsible for half of the property taxes.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following information summarizes certain transactions we engaged in during the past two years, or we propose to engage in, involving our executive officers, directors, 5% stockholders or immediate family members of those persons:

         View Technology, Inc. is a privately held Colorado corporation founded in 1994 by Gunther Than, our President and CEO. Mr. Than is also President and CEO of View Technology. We advanced monies from time to time during 1999 to View Technology to provide it with working capital in order to complete development of certain products which we manufacture and market. As of this date, View Technology is indebted to us in the amount of $90,990. We also had a license agreement with View Technology for use of compression software. We no longer use View Technology to assist us in the development of our products or its compression software. It is not likely that we will collect in the future any of View Technology's indebtedness to us.

         From time to time during 1999, we advanced non-interest bearing loans to Gunther Than and his wife, who was our employee. All of such loans have been repaid. In addition during 1999, we also redeemed 59,860 shares of our common stock owned by Mr. Than at a price of $2.00 per share or $119,720 in the aggregate, consisting of $52,000 cash and the cancellation of $67,719 of his indebtedness due to us. Mr. Than was granted the option for a period of two years after the redemption to repurchase the shares at a price per share of $2.00 plus interest on the cancelled debt at the rate of 10% per year.

         See "Executive Compensation" for a description of options and warrants issued to our directors and officers.

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         Our shares are traded on the Over-The-Counter Bulletin Board under the symbol "VYST." The high and low bids for the periods indicated, according to information from the National Quotation Bureau, were:


         2001                                        High              Low
                                                     ----              ---
         Quarter as of March 20, 2001                1.09              .47


         2000                                        High              Low
                                                     ----              ---
         Quarter ended March 31, 2000                4.19             2.06
         Quarter ended June 30, 2000                 3.19             1.13
         Quarter ended September 30, 2000            1.63              .44
         Quarter ended December 31, 2000              .87              .37

         1999                                        High              Low
                                                     ----              ---
         Quarter ended March 31, 1999                3.65             1.75
         Quarter ended June 30, 1999                 3.15             1.75
         Quarter ended September 30, 1999            5.00             2.25
         Quarter ended December 31, 1999             6.35             2.00


         As of March 20, 2001, we had 212 stockholders of record.


         These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Dividend Policy

         We have not declared or paid cash dividends or made distributions in the past, and we do not anticipate that we will pay cash dividends or make distributions in the foreseeable future. We intend to retain and invest future earnings to finance our operations.


                             EXECUTIVE COMPENSATION

         No compensation was payable to any executive officer for any fiscal year until the fiscal year ending December 31, 1999. No officer or director received compensation in any fiscal year in excess of $100,000 with the exemption of Gunther Than, currently our only executive officer. The following table sets forth certain information concerning compensation for the years ending December 31, 1999 and December 31, 2000.

                                             Annual Compensation                            Long-Term Compensation
                                             -------------------                            ----------------------

                                                                                      Awards                    Payouts
                                                                             ---------------------------------------------------
                                                                                                Securities
                                                                                                  Under-
                                                                     Other     Restricted         lying
                                                                    Annual      Stock            Options/      LTIP      All Other
      Name and                    Salary           Bonus          Compensation  Award(s)            SARs      Payouts  Compensation
 Principal Position     Year       ($)              ($)               ($)        ($)                (#)        ($)          ($)
 ------------------     ----      ------           -----          ------------ -----------       -----------  -------  ------------

   Gunther Than,         1999      $72,000      $337,500(1)           --                          60,000(2)     --           0
 President and CEO
                         2000      $96,000                        $110,400(3)                                   --           0


(1) The bonus amount represents 300,000 shares awarded to Gunther Than in 1999 for bringing about the acquisition of ETMC, 150,000 of which vested in 1999 and 150,000 of which vested in 2000. The 300,000 shares were valued at a price of $1.35 per share which was market value less a discount based on the trading restrictions on the shares.


(2) These options were granted to Mr. Than as non-qualified option under our stock options plan to acquire 60,000 shares at an option price of $.01 per share which vest at the rate of 5,000 shares per month commencing July 1999. Mr. Than was granted 309,860 additional options in 1999 which he voluntarily surrendered and canceled in March, 2001.


(3) This amount represents 480,000 shares of our common stock valued at $.23 per share which was market value less a discount based on the trading restrictions on the date of issuance. The shares were granted to Mr. Than pursuant to his employment agreement.

Employment Agreements

         Mr. Than has an Executive Employment Agreement with us to serve as our President and Chief Executive Officer, effective June 1, 1999, without a term but terminable by either party on 60 days written notice. If the termination is without cause, Mr. Than would be entitled to a severance of three years base salary plus the bonus, if any, received in the year prior to termination. He is entitled to compensation in the amount of $10,000 per month and an annual payment of 480,000 shares of our common stock in exchange for his covenants not to compete with us or to solicit any employee or client for a period of one year after any termination of the Agreement.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Prior to becoming a reporting company under the Exchange Act on October 6, 1998, we acquired RealView Systems, Inc. ("Real View"). RealView was acquired by View Systems through a share exchange, as a result of which, RealView became our wholly owned subsidiary. Due to the immateriality of this transaction, we accounted for it as a pooling of interest. As a result, all of our financial statements and financial information were restated to include the amounts and results of operations of RealView.

         Following the acquisition, we decided to become a fully reporting company under the Exchange Act. To become a reporting company, we filed a registration statement on Form 10SB to register our common stock under Section 12(g) of the Exchange Act on August 13, 1999. We were required to include in this registration statement audited statements of income, cash flows and changes in stockholders' equity for 1997 and 1998. This required us to include the financial information for RealView for 1997 and 1998.

         RealView had engaged the accounting firm of Katz, Abosch, Windesheim, Gershman & Freedman, P.A. (Katz, Abosch) to provide audit accounting services and to render an independent audit report, dated June 1, 1998, of the financial statements of RealView as of December 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from September 15, 1993 (inception) to December 31, 1997.

         We requested and received Katz, Abosch's authorization to include the results of their audit in our financial reports in our Form 10SB and in our registration statement on Form SB-2, which we filed on January 11, 2000. However, as a matter of its own internal policy, Katz, Abosch does not provide audit accounting services to public companies. Therefore, it did not offer to provide audit accounting services to us and we engaged another company, Stegman & Company to provide such services.

         Katz, Abosch did not render an adverse opinion or disclaimer of opinion with regard to its audit of the financial statements of RealView, nor was its audit work for RealView modified as to uncertainty, audit scope, or accounting principles. The decision to engage Stegman & Company as our auditors was approved by both our board of directors and stockholders. We did not have any disagreements with Katz, Abosch on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                              AVAILABLE INFORMATION

         We are subject to the information reporting requirements of the Securities Exchange Act and, accordingly, file reports and other information with the Commission. Such reports and other information are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1026, 450 Fifth Street N.W., Washington, D.C. 20549, and the public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The information is also available at the Commission's regional offices located at 7 World Trade Center in New York, NY 10007, at the Klucynski Building, 230 Fourth Dearborn Street, in Chicago, IL 60604 and at 5757 Wilshire Boulevard, Los Angeles, CA 90024. Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates and are also available on the Commission's web site at www.sec.gov.

                             ADDITIONAL INFORMATION

         We filed a registration statement with the Commission under the Securities Act with regard to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and in the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information reference is made to such registration statement and the exhibits and schedules thereto. The registration statement and any amendments, including exhibits are available for inspection and copying as set forth above. We intend to distribute annual reports containing audited financial statements to our stockholders.

                          Index To Financial Statements
                                View Systems, Inc


                                                                  Page No.
                                                                  --------

Independent Auditors' Report                                           F-1

Consolidated Balance Sheet at December 31, 2000                        F-2

Consolidated Statements of Operations for the                          F-3
years ended December 31, 2000 and 1999

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2000 and 1999                         F-4

Consolidated Statements of Cash Flows for the
years ended December 31, 2000 and 1999                                 F-5

Notes to Consolidated Financial Statements                             F-7


                          Index To Financial Statements
                        Eastern Tech Manufacturing Corp.

                                                                      Page No.
                                                                      --------

Independent Auditors' Report                                           G-1

Balance Sheet at June 30, 1998                                         G-2

Statements of Operations and
Retained Earnings for the years ended
June 30, 1998 and 1997                                                 G-3

Statements of Cash Flows for the
years ended June 30, 1998 and 1997                                     G-4

Notes to Financial Statements                                          G-5

Balance Sheet at March 31, 1999
(unaudited)                                                            G-7

Statements of Operations for the
Nine Months Ended March 31, 1999 and 1998
(unaudited)                                                            G-8

Statements of Cash Flow for
the Nine Months Ended March 31, 1999 and
1998 (unaudited)                                                       G-9


                          Index To Financial Statements
                               Xyros Systems, Inc

                                                                   Page No.
                                                                   --------

Independent Auditors' Report                                           H-1

Balance Sheet at December 31, 1998                                     H-2

Statements of Operations and
Accumulated Deficit for the years ended
December 31, 1998 and 1997                                             H-3

Statements of Cash Flows for the
years ended December 31, 1999 and 1998                                 H-4

Notes to Financial Statements                                          H-5

The Board of Directors and Stockholders
View Systems Inc.
Columbia, Maryland


         We have audited the accompanying consolidated balance sheet of View Systems Inc. and Subsidiaries (the Company) as of December 3l, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 3l, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


         In our opinion, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 3l, 2000 and 1999 present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.


                                                        /S/ Stegman & Company
                                                        -----------------------
                                                        Stegman & Company

Baltimore, Maryland
March 15, 2001

                               VIEW SYSTEMS, INC.
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 2000
                                     ASSETS

CURRENT ASSETS:
    Cash                                                        $  265,245
    Accounts receivable (net)                                      155,017
    Inventory                                                       95,339
                                                               -----------

             Total current assets                                  515,601
                                                               -----------

PROPERTY AND EQUIPMENT:
    Equipment                                                      323,766
    Leasehold improvements                                          20,261
    Software tools                                                  15,071
    Vehicles                                                        43,772
                                                               -----------
                                                                   402,870

        Less accumulated depreciation                               79,814
                                                               -----------

             Net value of property and equipment                   323,056
                                                               -----------

OTHER ASSETS:
    Goodwill                                                       894,383
    Investments                                                     28,000
    Due from affiliated entities                                   105,552
    Due from affiliate                                              20,000
    Deposits                                                           832
                                                               -----------

             Total other assets                                  1,048,767
                                                               -----------

             TOTAL ASSETS                                       $1,887,424
                                                                ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable                                           $   401,247
    Note payable - bank                                             42,083
    Accrued interest                                                22,000
    Notes payable - other                                          110,000
    Due to Stockholder                                               2,090
    Payroll liabilities                                             31,951
                                                                   -------

             Total current liabilities                             609,371
                                                                   -------

STOCKHOLDERS' EQUITY:
    Common stock - par value $.01,  50,000,000 shares
        authorized, Issued and outstanding - 11,481,031 shares      11,481
    Additional paid-in capital                                   7,364,502
    Accumulated deficit                                         (6,097,930)
                                                                 ----------

             Total stockholders' equity                          1,278,053
                                                                 ---------

             TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         $1,887,424
                                                                ==========

See accompanying notes

                               VIEW SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             2000                      1999
                                                                             ----                      ----
REVENUE:
    Sales of contract assembly services                                $  319,376                 $  303,711
    Sales of  assembled electronic components                             342,413                         -
                                                                         --------                    -------

      Total sales                                                         661,789                    303,711

    Cost of goods sold                                                    436,310                    258,378
                                                                       -----------                   -------

GROSS PROFIT ON SALES                                                     225,479                     45,333
                                                                       -----------                   -------

OPERATING EXPENSES:
    Advertising and promotion                                              20,931                     23,256
    Amortization                                                          113,135                     95,299
    Bad debts                                                              14,010                         -
    Business development expense                                          133,393                    140,000
    Contributions                                                          10,347                      2,500
    Depreciation                                                           44,765                     29,856
    Dues and subscriptions                                                  2,573                      3,379
    Employee compensation and benefits                                    794,166                  2,045,531
    Impairment loss of goodwill and other intangible assets                  -                       244,155
    Insurance                                                              21,088                     17,038
    Interest                                                               23,338                     51,262
    Investor relations                                                    392,136                    212,086
    Miscellaneous expenses                                                 13,692                     19,445
    Office expenses                                                        94,846                     69,989
    Professional fees                                                     359,131                    317,100
    Rent                                                                  121,951                     74,228
    Repairs and maintenance                                                 9,148                     10,167
    Research and development                                              132,300                    210,143
    Taxes (other than income)                                               5,249                      3,201
    Telephone                                                              35,807                     28,398
    Travel                                                                 72,851                    105,813
    Utilities                                                              14,904                     13,383
                                                                           ------                   --------


         Total operating expenses                                       2,429,761                  3,716,229
                                                                       ----------                 ----------

NET LOSS FOR THE YEAR                                                 $(2,204,282)               $(3,670,896)
                                                                       ===========                ===========

LOSS PER SHARE:
    Basic                                                          $(        0.19)               $(     0.63)
                                                                    ==============                ===========

    Diluted                                                        $(        0.19)               $(     0.63)
                                                                    ==============                ===========

See accompanying notes

                               VIEW SYSTEMS, INC.

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                              Additional                                     Total
                                            Common             Paid-In         Accumulated               Stockholders'
                                             Stock             Capital           Deficit                     Equity
                                            ------            ----------       -----------               -------------


Balances at January 1, 1999             $    4,167           $   406,253       $(  222,752)               $  187,668

    Sale of common stock                       952             1,425,377             -                     1,426,329
    Redemption of common stock          (      191)          (   396,590)            -                  (    396,781)
    Issuance of common stock employee
           (other compensation)              1,469             2,145,864             -                     2,147,333
    Issuance of common stock
           (Xyros acquisitions)                150               562,350             -                       562,500
    Issuance of common stock
           (ETMC acquisitions)                 250               787,250             -                       787,500
    Issuance of common stock (debt
           conversion)                         370               403,838             -                       404,208
    Net loss for the year ended
           December 31, 1999                     -                     -        (3,670,896)              ( 3,670,896)
                                        ----------            ----------        -----------              -----------

Balances at December 31, 1999                7,167             5,334,342        (3,893,648)                1,447,861
    Sales of common stock                    2,843             1,448,097              -                    1,450,940
    Stock options exercised                     88                   894              -                          982
    Issuance of common stock (employee
           and other compensation)           1,383               581,169              -                      582,552
    Net loss for the year ended
           December 31, 2000                     -                     -        (2,204,282)              ( 2,204,282)
                                         ---------            ----------         ---------                ----------


Balances at December 31, 2000             $ 11,481            $7,364,502       $(6,097,930)             $  1,278,053
                                          ========            ==========        ===========              ============



See accompanying notes


                               VIEW SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             2000               1999
                                                                       ----------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                           $(2,204,282)         $( 3,670,896)
    Adjustments to reconcile net income to net cash
       provided by operating activities:
    Depreciation and amortization                                         157 ,900               125,155
    Improvement loss of goodwill and other intangible assets                  -                  244,155
    Employee and other compensation paid through
       the issuance of common stock                                        582,552             2,147,333
    Employee compensation related to stock
       options granted                                                        -                   87,420
    Interest paid through issuance of common stock                            -                   33,000

    Changes in operating assets and liabilities:
       Accounts receivable                                          (       61,739)         (     93,278)
       Inventory                                                            45,874          (    141,213)
       Other assets                                                          6,175          (      6,571)
       Accounts payable                                                    227,141               150,333
       Accrued interest                                                     11,000                11,000
       Payroll taxes payable                                                12,788                19,163
                                                                      ------------            ----------

            Net cash used by operating activities                      ( 1,222,591)          ( 1,094,399)
                                                                      ------------            ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                               (      67,479)          (    50,354)
    Funds advanced to affiliated entities                            (      14,562)          (   459,180)
    Investment in MediaComm Broadcasting Systems, Inc.               (        -   )          (    28,000)
                                                                      -------------           -----------

           Net cash used in investing activities                     (      82,041)          (   537,534)
                                                                      -------------          ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from loans provided by stockholders                            56,452               132,071
    Repayment of note payable-bank                                   (      27,647)          (     5,270)
    Proceeds from sales of stock                                         1,451,922             1,426,329
                                                                       -----------            -----------


         Net cash provided by financing activities                       1,480,727             1,553,130
                                                                       -----------            ----------

NET INCREASE( DECREASE) IN CASH                                            176,095           (    78,803)

CASH AT BEGINNING OF YEAR                                                   89,150               167,953
                                                                       -----------            -----------

CASH AT END OF YEAR                                                    $   265,245         $      89,150
                                                                       ===========           ============



See accompanying notes


                               VIEW SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

(Continued)


                                                                             2000                1999
                                                                           --------            --------
Schedule of noncash investing and financing transactions:

    Common stock issued to effect purchase of
       Eastern Tech Manufacturing, Inc.                               $         -           $  787,500
                                                                       ============         ==========

    Debt issued to effect purchase of
       Eastern Tech Manufacturing, Inc.                               $         -           $  148,184
                                                                       ============         ==========

    Common stock issued for to effect purchase
         of Xyros Systems, Inc.                                       $         -           $  562,500
                                                                       ============         ==========

    Common stock issued for conversion of debt                        $         -           $  404,208
                                                                       ============         ==========

    Common stock redeemed in exchange for receivable                  $         -           $  396,781
                                                                       ============         ==========



Cash paid during the period for:

    Interest                                                          $      12,338          $  45,379
                                                                        ===========         ==========


    Income taxes                                                      $         -           $     -
                                                                       ============         ==========



                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999



1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Nature of Operations

         View Systems, Inc. (the "Company") designs and develops computer software and hardware used in conjunction with surveillance capabilities. The technology utilizes the compression and decompression of digital inputs. Operations, from formation to June 30, 1999, were devoted primarily to raising capital, developing the technology, promotion, and administrative function. As of July 1, 1999 the Company was no longer considered to be in the development stage.

       Basis of Consolidation

         The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Real View Systems, Inc. ("Real
View"), Xyros Systems, Inc. ("Xyros") and Eastern Tech Manufacturing, Inc. ("ETMC"). All significant intercompany accounts and transactions have been eliminated in consolidation.

       Use of Estimates

         Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

       Revenue Recognition

         The Company and its subsidiaries recognize revenue and the related cost of goods sold upon shipment of the product.

         In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulleting No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. Management does not expect the adoption of SAB 101 to have a material effect on the Company's financial position or results of operations. The Company will be required to adopt SAB 101 in the first quarter of fiscal 2001.

       Inventories

         Inventories are stated at the lower of cost or market. Cost is determined by the last-in-first-out method (LIFO).

                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

         Property and Equipment

         Property and equipment is recorded at cost and depreciated over their estimated useful lives, using the straight-line and accelerated depreciation methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes or computing depreciation are as follows:
                Equipment               5-7 years
                Software tools            3 years

         Repairs and maintenance charges which do not increase the useful lives of assets are charged to operations as incurred. Depreciation expense for the years ended December 31, 2000 and 1999 amounted to $44,765 and $29,856 respectively.

       Impairment of Long-Lived Assets

         Long-lived assets and identifiable intangibles (including goodwill) to be held and used are reviewed for Impairment whenever events or changes in circumstances indicate that the carrying amount should be addressed. Impairment is measured by comparing the carrying value to the estimated undiscounted future cash flows expected to result from use of the assets and their eventual disposition.

       Income Taxes

         Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the rate change becomes effective. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

       Research and Development

         Research and development costs are expensed as incurred. Equipment and facilities acquired for research and development activities that have alternative future uses are capitalized and charged to expense over the estimated useful lives.

       Advertising

         Advertising costs are charged to operations as incurred. Advertising costs for the years ended December 31, 2000 and 1999 were $20,931 and $23,256, respectively.

       Nonmonetary Transactions

         Nonmonetary transactions are accounted for in accordance with Accounting Principles Board Opinion No. 29 Accounting for Nonmonetary Transactions which requires the transfer or distribution of a nonmonetary asset or liability to be based, generally, on the fair value of the asset or liability that is received or surrendered, whichever is more clearly evident.

                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

    Financial Instruments

         For most financial instruments, including cash, accounts receivable, accounts payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

    Net Loss Per Common Share

         Basic net loss per common share ("Basic EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per common share ("Diluted EPS") is computed by dividing net loss available to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants. The calculation of the net loss per share available to common stockholders for the years ended December 31, 2000 and 1999 does not include potential shares of common stock equivalents, as their impact would be antidilutive.

    Segment Reporting

         The company has determined that it does not have any separately reportable operating segments for the years ended December 31, 2000 and 1999.

2.     FINANCIAL CONDITION AND MANAGEMENT'S PLAN

         The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which contemplates continuation of the Company as a going-concern. However, the Company has sustained significant operating losses in the past two years. In addition, the Company has used substantial amounts of working capital in its operations. As of December 31, 2000 and for the year then ended, the Company had an accumulated deficit of $6.1 million and a net loss of $2.2 million. Further, as of December 31, 2000 current liabilities exceed current assets by $93,770. There can be no assurance that the Company will be able to generate sufficient revenues to achieve or sustain profitability in the future.

       In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the ability to meet it financing requirements, and the success of its future operations. Management has undertaken a vigorous effort to reduce both cost of sales and other operating expenses. Additionally, management is attempting to raise additional funds through the exercise of outstanding common stock warrants. Management believes the actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

3.  BUSINESS COMBINATIONS

       On  February  25,  1999,  the  Company  acquired  Xyros  Systems  Inc. of
Columbia, Maryland, a developer of computer based systems and equipment that captures video and audio data and transmits and stores it within standard personal computer systems. Under the terms of the merger agreement, each of the 100 shares of Xyros's common stock was exchanged for 1,500 shares of the Company's common stock. This acquisition was accounted for as a purchase.

                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

         In May of 1999, the Company completed its acquisition of ETMC, a computer parts and accessories manufacturer. The business combination was accounted for as a purchase in which each outstanding share of ETMC common stock was converted into the right to receive shares of the Company. At closing, the purchase price (as defined in the agreement and plan of merger) of $935,684 was paid by the issuance of 250,000 shares of common stock and the assumption of liabilities for both legal fees and a non-compete clause. The excess cost over net liabilities acquired of $495,344 was recorded as goodwill.

4.     INVENTORY

         Inventories at December 31, 2000 consisted of the following:

                         Work in process                             43,835
                         Raw materials                               51,504
                                                                 ----------

                                                                 $   95,339
                                                                 ==========


    DUE FROM AFFILIATED ENTITY

         The Company has advanced non-interest bearing funds of $105,552 as of December 31, 2000 to a related corporation, View Technologies, Inc. which is controlled by the Chief Executive Officer of the Company. There are no formal repayment terms associated with this advance. The two companies enter into various transactions throughout the year to provide working capital to one another when necessary.

5.      DUE FROM AFFILIATE

         The Company has advanced non-interest bearing funds to its Chief Executive Officer in the amount of $20,000 as of December 31, 2000. There are no repayment terms associated with this advance.

7.     INVESTMENTS

         The Company owns approximately 14% of the common stock of a privately held entity known as MediaComm Broadcasting Systems, Inc., which is a development stage company formed to generate revenue through internet retail sales. There is no market for the entity's common shares, and it was impracticable to estimate fair value of the Company's investment. The investment is carried on the balance sheet at original cost of $28,000 or $.03 a share.

                               VIEW SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

8.      INTANGIBLE ASSETS

         In relation to the business combination with ETMC accounted for under the purchase method of accounting, the Company recorded goodwill in the amount of $495,344. This amount was based on the difference between the fair market value of the Company's stock at the acquisition date and the fair value of ETMC's net assets. During the fourth quarter of 1999, management conducted a thorough review of ETMC's operations, including customer base, current production capacity, and job order backlog. Based on this review, the Company recognized an impairment loss in the amount of $199,009. The remaining goodwill is being amortized over a 10 year period, beginning at the acquisition date.

         In relation to the business combination with Xyros accounted for under the purchase method of accounting, the Company recorded goodwill in the amount $802,069. This amount was based on the difference between the fair market value of the Company's stock at the acquisition date and the fair market value of Xyros's net assets and is being amortized on a straight-line basis over a ten year period.

         Software development costs of $47,146 relating to internal costs associated with a software product that the Company will not market were also written-off to expense during 1999.

9.       NOTE PAYABLE - BANK

         One of the Company's subsidiaries has a note payable with a bank having an outstanding balance of $42,083 as of December 31, 2000. The note bears interest equivalent to the prime rate plus 2% annum payable monthly and is personally guaranteed by three stockholders and former officers of the Company. The Company is obligated to make monthly principal payments of $5,000.

10.      NOTE PAYABLE - OTHERS

         In connection with the acquisition of Xyros, the Company assumed liabilities evidenced by notes payable to the stockholders of Xyros. The notes carry an annual interest rate of 10% with interest paid monthly. The notes were originally due December 31, 1999, but the Company has renegotiated the terms of the loan to allow for repayment as cash flow permits.

11. INCOME TAXES

         The components of the net deferred tax asset and liability as of December 31, 2000 are as follows:

                 Effect of net operating loss carryforward        $  2,090,000
                          Less valuation allowance                $( 2,090,000)
                                                                  ------------

                 Net deferred tax asset (liability)               $       -
                                                                  ============

                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


12.  STOCK-BASED COMPENSATION

         During the years ended December 31, 2000 and 1999 the Company granted restricted stock, incentive stock options, non-qualified stock options, and warrants to employees, officers, independent consultants and investors.

         Restricted Stock Grants

              The Company's Board of Directors and stockholders have approved a restricted share plan under which shares of the Company's common stock will be granted to employees, officers, and directors at the discretion of the Board of Directors. During 2000 and 1999 the Company issued the following shares under this Plan and additional shares at the direction of the Board of Directors:

                                               2000                                   1999
                                    --------------------------         --------------------------------
                                     Number           Expense              Number            Expense
                                    of Shares        Recognized           of Shares         Recognized
                                    ---------        ----------           ---------         ----------


Officers and employees               580,000        $  266,927            1,100,000         $1,755,000
Consultants                          803,000           156,125              369,000            392,333
                                     -------        ----------            ---------          ---------

                                     1,383,000       $ 423,052            1,469,000         $2,147,333
                                     =========       =========            =========         ==========


              The recognition of expense was based on the fair market value of the common stock issued on the date of the grant.

        Stock Options and Warrants

              The Company adopted the 1999 Stock Option Plan during 1999. The Plan reserves 4,500,000 shares of the Company's unissued common stock for options. Options, which may be tax qualified and non-qualified, are exercisable for a period of up to ten years at prices at or above market price as established on the date of grant.

                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

              A summary of the Company's stock option activity and related information for the years ended December 31, 2000 and 1999 is as follows:

                                                                                2000
                                                       ---------------------------------------------------------

                                                       Common               Weighted
                                                        Stock                Average               Range of
                                                       Options            Exercise Price       Exercise Prices
                                                       -------            --------------       ---------------


        Outstanding at beginning of year               504,860               $1.56              $0.01-$2.07

        Granted                                           -                    -                     -
        Exercised                                      (87,250)                .01                   .01
        Expired/cancelled                             (309,920)               2.00                  2.00
                                                       -------

        Outstanding at end of year                     107,690               $1.63              $0.01-$2.07
                                                       =======


                                                                                1999
                                                      -----------------------------------------------------------
                                                      Common                Weighted
                                                       Stock                 Average                 Range of
                                                      Options             Exercise Price         Exercise Price
                                                      -------             --------------         --------------

        Outstanding at beginning of year                 -                   $ -                    $ -
        Granted                                       504,860                 l.56               0.01-2.07
        Exercised                                        -                     -                      -
        Expired/cancelled                             -------                  -                      -
        Outstanding at end of year                    504,860                $1.56             $0.01-$2.07
                                                      =======

        All options issued are immediately exercisable.

        The Company has issued warrants to purchase the Company's common stock as follows:

                                                                                2000
                                                     --------------------------------------------------------------
                                                     Common                 Weighted
                                                      Stock                  Average                 Range of
                                                     Warrants             Exercise Price        Exercise Prices
                                                     --------             --------------          ---------------

        Outstanding at beginning of year              454,000                $2.00                  $2.00

        Granted                                     3,200,000                 1.85               .50 - 2.25
        Exercised                                   ( 665,000)                 .50                    .50
        Expired/cancelled                                -                     -                      -
                                                    ---------

        Outstanding at end of year                  2,989,000                $1.97               $1.25-2.25
                                                    =========

                               VIEW SYSTEMS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                                             1999
                                                      ------------------------------------------------

                                                       Common            Weighted
                                                       Stock             Average          Range of
                                                      Warrants        Exercise Price   Exercise Prices
                                                      --------        --------------   --------------

        Outstanding at beginning of year                 -              $   -               $ -


        Granted                                        454,000             2.00              2.00
        Exercised                                         -                 -                 -
        Expired/cancelled                                 -                 -                 -
                                                       -------
        Outstanding at end of year                     454,000            $2.00             $2.00
                                                       =======

         During January, 2001 the company cancelled 2,235,000 warrants with an exercise price of $2.00 per share due to non-performance of the warrant holder.

        The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123; Accounting for Stock-Based Compensation (SFAS No. 123), but applies Accounting Principle Board Opinion No. 25 and related interpretations. The fair value of these equity awards was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1999: risk-free interest rate of 5.97% - 6.09%; expected volatility of 70.0%; expected option life of 2 years from vesting and an expected dividend yield of 0.0%. If the Company had elected to recognize cost based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, net loss and loss share would have been changed to the pro forma amounts for the year ended December 31, 1999 as follows:

        Net income - as reported                                  $ (3,670,896)
        Net income - pro forma                                      (3,937,524)

        Net income per share - as reported                        $      (0.63)
        Net income per share - pro forma                                 (0.68)

        There were no stock options granted during the year ended December 31, 2000.

13. RELATED PARTY TRANSACTIONS

        During the year ended December 31, 1999 the Company redeemed 59,860 shares owed by the Chief Executive Officer for $50,000 in cash and the elimination of $67,719 due to the Chief Executive Officer for a total consideration for $117,719

        During the year ended December 31, 1999 the Company converted a note payable and related accrued interest to a family member of the Chief Executive Officer in the amount of $200,000 to 200,000 share of the Company's common stock.

14. CONCENTRATION OF CREDIT RISK

        The Company maintains a checking account in a commercial bank. Cash in this checking account at times exceeded $100,000. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000.

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Eastern Tech Manufacturing Corporation

         We have  audited  the  accompanying  balance  sheets  of  Eastern  Tech
Manufacturing Corporation as of June 30, 1998 and 1997 and the related statements of operations and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eastern Tech Manufacturing Corporation as of June 30, 1998 and 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.




Davis, Sita & Company

September 8, 2001

                     EASTERN TECH MANUFACTURING CORPORATION
                                  BALANCE SHEET
                             JUNE 30, 1998 AND 1997

         ASSETS

                                                               1998        1997
                                                               ----        ----

         CURRENT ASSETS:
         --------------
         Cash                                                $8,970      $6,538
         Accounts receivable                                 33,138      71,590
         Prepaid expenses                                     1,669           -
                                                              -----           -

         Total current assets                                43,777      78,128
                                                             ------      ------

         PROPERTY AND EQUIPMENT:
         ----------------------
         Equipment, at cost                                 154,935     141,571
         Less accumulated depreciation                       83,879      81,970
                                                             ------      ------

         Cost less accumulated depreciation                  71,056      59,601
                                                             ------      ------


         TOTAL ASSETS                                      $114,833    $137,729
                                                           ========    ========


         LIABILITIES AND STOCKHOLDER'S EQUITY

         CURRENT LIABILITIES:
         -------------------
         Accounts payable                                   $48,807     $67,961
         Loans from stockholder                              42,953      42,953
                                                             ------      ------

         Total current liabilities                           91,760     110,914
                                                             ------     -------

         STOCKHOLDER'S EQUITY:
         --------------------
         Common stock - par value $1.00
         500 shares authorized, issued and outstanding          500         500
         Retained earnings                                   22,573      26,315
                                                             ------      ------

         Total stockholder's equity                          23,073      26,815
                                                             ------      ------

         TOTAL LIABILITIES AND
         STOCKHOLDER'S EQUITY                              $114,833    $137,729
                                                           ========    ========

         See Notes To Financial Statements

                     EASTERN TECH MANUFACTURING CORPORATION
                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997



                                                                            1998                      1997
                                                                            ----                      ----


         REVENUE:
         Sales of assembled electronic components                       $820,683                $1,942,563
                                                                         --------               ----------

         COST OF SALES:
         -------------
         Material                                                        484,961                 1,307,755
         Labor                                                           175,379                   310,205
                                                                         -------                   -------

         Cost of sales                                                   660,340                 1,617,960
                                                                         -------                 ---------

         Gross profit                                                    160,343                   324,603
                                                                         -------                   -------

         OPERATING EXPENSES:
         ------------------
         Salaries and benefits                                            43,844                    61,480
         Rent                                                             43,029                   101,015
         Taxes (principally payroll)                                      26,981                    42,144
         Other operating expenses                                         25,683                    88,895
         Insurance                                                        22,639                    23,507
         Depreciation                                                      1,909                     5,758
                                                                           -----                     -----

         Total operating expenses                                        164,085                   322,799
                                                                         -------                   -------

         NET INCOME (LOSS) FOR THE YEAR                                  (3,742)                     1,804

         RETAINED EARNINGS, BEGINNING OF YEAR                             26,315                    24,511
                                                                          ------                    ------

         RETAINED EARNINGS, END OF YEAR                                  $22,573                  $ 26,315
                                                                         =======                  ========




See Notes To Financial Statements

                     EASTERN TECH MANUFACTURING CORPORATION
                            STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 1998 AND 1997



                                                                            1998                    1997
                                                                            ----                    ----


         CASH FLOWS FROM OPERATING ACTIVITIES:
         ------------------------------------

         Net income (loss)                                              $(3,742)                    $1,804
         Adjustments to reconcile net income to net cast
            provided by operating activities:
         Depreciation                                                      1,909                     5,758
         Changes in operating assets and liabilities:
         Accounts receivable                                              38,452                         -
         Prepaid expenses                                                (1,669)                         -
         Accounts payable                                               (19,154)                   (44,762)
                                                                        --------                   -------

         Net cash provided by (used in) operating activities              15,796                   (37,200)
                                                                          ------                   -------

         CASH FLOWS FROM INVESTING ACTIVITIES:
         ------------------------------------
         Purchase of property and equipment                             (13,364)                   (31,883)

         CASH FLOWS FROM FINANCING ACTIVITIES:
         ------------------------------------
         Funds advanced (to) from stockholders                                 -                    40,725
                                                                               -                    ------

         NET INCREASE (DECREASE) IN CASH                                   2,432                   (28,358)

         CASH AT BEGINNING OF PERIOD                                       6,538                    34,896
                                                                           -----                    ------

         CASH AT END OF PERIOD                                            $8,970                    $6,538
                                                                          ======                    ======

                     EASTERN TECH MANUFACTURING CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                             JUNE 30, 1998 AND 1997



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Organization
Eastern Tech Manufacturing Corporation (The "Company") is a Maryland corporation organized in May 1985. The Company is engaged in the business of assembling electronic components under various short-term, task oriented contracts and purchase orders.

Method of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting. Under this method, certain revenues are recognized when earned, and certain expense and purchases of assets are recognized when the obligations if incurred.

Management's Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue and the related cost of goods sold upon shipment of the product.

Accounts Receivable
Management reflects as accounts receivable only those accounts which it considers to be collectable. Uncollectable accounts are written off when collection is in doubt.

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed under accelerated methods with useful lives ranging from 5 to 7 years. Expenditures for major renewals and betterments which extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Financial Instruments
For most financial instruments, including cash, accounts receivable, accounts payable and accruals, management believes that the carrying amount approximates fair value, as the majority of these instruments are short-term in nature.

Income Taxes
The Company is subject to Federal and state corporate income taxes on its net taxable income. As of June 30, 1998 the Company owed no Federal or state income taxes.

NOTE 2 - LOANS FROM STOCKHOLDER
At June 30, 1998 and 1997, the Company had borrowed $42,953 from its principal stockholder. The loans are unsecured and payable on demand. There is no provision for interest.

NOTE 3 - RELATED PARTY TRANSACTIONS
The Company leased its office and manufacturing facility from its principal stockholder under a month-to-month arrangement. Rent paid to the stockholder amounted to $43,029 for the year ended June 30, 1998 and $101,015 for the year ended June 30, 1997.

NOTE 4 - SUBSEQUENT EVENT
During May 1999 all of the Company's outstanding common stock was purchased by View Systems, Inc. for $935,684. The purchase price was paid for with 250,000 shares of View's common stock. The transaction also included the assumption of various liabilities and legal fees by View as well as a non-compete clause.

                     EASTERN TECH MANUFACTURING CORPORATION
                                  BALANCE SHEET
                                 MARCH 31, 1999
                                   (UNAUDITED)

ASSETS
CURRENT ASSETS:
Cash                                                                $9,537
Accounts receivable                                                 35,261
Inventory                                                           30,210
                                                                    ------

Total current assets                                                75,008
                                                                    ------

PROPERTY AND EQUIPMENT:
Equipment, at cost                                                 154,935
Less accumulated depreciation                                       86,874
                                                                    ------
Net value of equipment                                              68,061
                                                                    ------

TOTAL ASSETS                                                      $143,069


LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
Accounts payable                                                   $15,076
Loans from stockholder                                             101,816
Other accrued liabilities                                            3,350
                                                                     -----

Total current liabilities                                          120,242
                                                                   -------

STOCKHOLDER'S EQUITY
Common Stock - par value $1. 00, 1000 shares authorized,
100 shares issued and outstanding                                      500
Retained earnings                                                   22,327
                                                                    ------

Total stockholder's equity                                          22,827
                                                                    ------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                        $143,069
                                                                  ========

                     EASTERN TECH MANUFACTURING CORPORATION
                            STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED MARCH 31, 1999 AND 1998
                                   (UNAUDITED)



                                                                           1999                       1998
                                                                                                      ----
                                                                     (unaudited)                (unaudited)

         REVENUE:
         Sales of assembled electronic components                       $716,250                  $615,512
                                                                        --------                  --------

         COST OF SALES:
         Material                                                        423,089                   363,721
         Labor                                                           197,651                   131,534
                                                                         -------                   -------

         Cost of sales                                                   620,740                   495,255
                                                                         -------                   -------

         Gross profit                                                     95,510                   120,257
                                                                          ------                   -------

         OPERATING EXPENSES:
         Salaries and benefits                                            20,977                    35,250
         Rent                                                             28,000                    30,576
         Payroll and other taxes                                          20,236                    22,420
         Other operating expenses                                         26,543                    34,298
                                                                          ------                    ------

         Total operating expenses                                         95,756                   122,544
                                                                          ------                   -------

         NET LOSS                                                          (246)                    (2,287)

         RETAINED EARNINGS AT BEGINNING OF PERIOD                         22,573                    26,315
                                                                          ------                    ------

         RETAINED EARNINGS AT END OF PERIOD                              $22,327                   $24,028
                                                                         =======                   =======


                     EASTERN TECH MANUFACTURING CORPORATION
                             STATEMENTS OF CASH FLOW
                FOR THE NINE MONTHS ENDED MARCH 31, 1999 AND 1998
                                   (UNAUDITED)


                                                                                    1999                  1998
                                                                                    ----                  ----
                                                                              (unaudited)           (unaudited)

         CASH  FLOWS FROM OPERATING ACTIVITIES:
         Net Loss                                                                 $(246)              $(2,287)
         Adjustments to reconcile net (loss) income to net cash
         Provided by operating activities:
         Depreciation                                                             2,995                 1,432
         Changes in operating assets and liabilities:
         Accounts receivable                                                     (2,123)               27,067
         Inventory                                                              (30,210)                    -
         Prepaid expenses                                                         1,669                     -
         Accounts payable                                                       (33,731)              (14,365)
         Other accrued liabilities                                                3,350                     -
                                                                                 ------                     -
                                                                                (58,296)               11,847
                                                                                --------               ------

         CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of property and equipment                                           -                10,023
                                                                                      -                ------

         CASH FLOWS FROM FINANCING ACTIVITIES
         Funds advanced (to) from stockholder                                    58,863                     -
                                                                                 ------                     -

         NET INCREASE (DECREASE) IN CASH                                            567                 1,824

         CASH AT BEGINNING OF PERIOD                                              8,970                 6,538
                                                                                  -----                 -----

         CASH AT END OF PERIOD                                                   $9,537                $8,362


To the Board of Directors and Stockholders Xyros Systems, Inc.
Columbia, Maryland

We have audited the accompanying balance sheet of Xyros Systems, Inc. as December 31, 1998 and the related statements of operations and accumulated deficit and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xyros Systems, Inc. as December 31, 1998, and the results of its operations and cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

Stegman & Company
Baltimore, Maryland
July 20, 2001

                               XYROS SYSTEMS, INC.
                                  BALANCE SHEET
                                DECEMBER 31, 1998

ASSETS
CURRENT ASSETS:
Cash                                                           $     1,946
Accounts receivable                                                 13,599
Inventory                                                            4,574
                                                                     -----

 Total current assets                                               20,119
                                                                    ------

PROPERTY AND EQUIPMENT:
Computer hardware                                                    1,666
Software                                                             2,438
                                                                     -----
                                                                     4,104
 Less accumulated depreciation                                        (821)
                                                                     -----

 Net value of property and equipment                                 3,283
                                                                     -----

 TOTAL ASSETS                                                  $    23,402
                                                               ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                     6,298
Note payable - bank                                                 65,000
Notes payable - stockholders                                       155,000
Other accrued liabilities                                            2,915
                                                               -----------

 Total current liabilities                                         229,213
                                                               -----------

 STOCKHOLDERS' EQUITY
Common Stock - par value $1.00, 1000 shares authorized,
 100 shares issued and outstanding                                     100
Accumulated deficit                                               (205,911)
                                                                  ---------

 Total stockholders' equity                                       (205,811)
                                                                  ---------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $    23,402
                                                               ===========



                             See accompanying notes

                               XYROS SYSTEMS, INC.
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997




                                                                1998       1997
                                                                ----       ----
REVENUE:
Sales and other income                                       $31,438         $-
Cost of goods sold                                            20,891         --
                                                              ------       ----

GROSS PROFIT ON SALES                                         10,547         --
                                                              ------       ----

OPERATING EXPENSES:
Advertising and promotion                                      2,819         --
Depreciation                                                     821         --
Employee compensation and benefits                            90,008         --
Insurance                                                        826         --
Interest                                                       9,837         --
Office expenses                                               16,426      2,147
Professional fees                                              1,529      9,717
Rent                                                          35,879         --
Research and development expenses                             22,077     16,387
Utilities                                                      3,921         --
Travel                                                         2,424      1,640

Total operating expenses                                     186,567     29,891
                                                             -------     ------

NET LOSS                                                    (176,020)   (29,891)
                                                            =========   ========

ACCUMULATED DEFICIT AT BEGINNING OF YEAR                     (29,891)        --

ACCUMULATED DEFICIT AT END OF YEAR                         $(205,911)  $(29,891)
                                                           ==========  =========


BASIC NET LOSS PER SHARE                                  $(1,760.20)  $(298.91)
                                                          ===========  =========



See accompanying notes

                               XYROS SYSTEMS, INC.
                  STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED
                           DECEMBER 31, 1998 AND 1997



                                                                                    1998                       1997
                                                                                    ----                       ----

         CASH FLOWS FROM OPERATING ACTIVITIES:
         Net loss                                                              $(176,020)                  $(29,891)
         Adjustments to reconcile net loss to net cash used by
          operating activities - Depreciation                                        821                         --
         Changes in operating assets and liabilities:
         Accounts receivable                                                     (13,599)                        --
         Inventory                                                                (4,574)                        --
         Accounts payable                                                          6,289                         --
         Other accrued liabilities                                                 3,024                         --
                                                                                   -----                         --

         Net cash used by operating activities                                  (184,059)                   (29,891)
                                                                                ---------                   ---------

         CASH FLOWS FROM INVESTING ACTIVITIES:

         Purchase of property and equipment                                       (4,104)                        --

         CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from bank note payable                                          65,000                         --
         Proceeds from stockholder notes payable                                 125,000                     30,000
                                                                                 -------                     ------

         Net cash provided by financing activities                               190,000                     30,000
                                                                                 -------                     ------

         NET DECREASE IN CASH                                                      1,837                        109

         CASH AT BEGINNING OF YEAR                                                   109                         --
                                                                                     ---                          -

         CASH AT END OF YEAR                                                      $1,946                       $109
                                                                                 =======                      =====

     See accompanying notes.

                                      H - 4

                               XYROS SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Xyros Systems, Inc. (the "Company") was incorporated in the State of Maryland on July 27, 1997. The Company designs and develops products which permit remote monitoring and storage of video.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from the estimates that were used.

Revenue Recognition

The Company recognizes revenue and the related cost of goods sold upon shipment of the product.

Inventories

Inventories consist of parts and other materials and are stated at the lower of cost or market. Cost is determined by the first-in first-out method.

Property and Equipment

Property and equipment is recorded at cost and depreciated over their useful lives, using the straight- line method. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is included in the results of operations. The useful lives of property and equipment for purposes of computing depreciation is 5 years.

Income Taxes

Deferred income taxes are recorded under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences, measured by enacted tax rates, attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Valuation allowances are recorded for deferred tax assets when it is more likely than not that such deferred tax assets will not be realized.

2.       NOTE PAYABLE - BANK

The Company has a demand note payable with a commercial bank having an outstanding balance of $65,000 at December 31, 1998. The note bears interest equivalent to the prime rate plus 2% per annum payable monthly and is personally guaranteed by the Company's stockholders.

3.       NOTES PAYABLE - STOCKHOLDERS

The Company has notes payable with its stockholders in the aggregate amount of $155,000 as of December 31, 1998. The notes carry an annual interest rate of 10% with interest payable monthly and are due December 31, 1999.

4.       INCOME TAXES

The components of the deferred income taxes as of December 31, 1998 consist of the following:
Effect  of net  operating  loss  carry-forward           $  70,010
Less valuation allowance                                   (70,010)
Net deferred tax asset (liability)                       $      --
                                                         =========
The Company has recorded a valuation allowance in an amount equal to the deferred tax asset resulting from its net operating loss carry-forward.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24  Indemnification of Directors and Officers.


         The Florida Business Combinations Act (FBCA) authorizes Florida corporations to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or other entity, against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         Florida law does not provide for indemnification for (i) an act or omission that involves intentional misconduct or a knowing violation of a law, or (ii) payment of improper distributions. In the case of an action by or on behalf of a corporation, indemnification may not be made if the person seeking indemnification is adjudged liable, unless the court in which such action was brought determines such person is fairly and reasonably entitled to indemnification. The indemnification provisions of the FBCA require indemnification if a director or officer has been successful on the merits or otherwise in defense of any action, suit or proceeding to which he or she was a party by reason of the fact that he or she is or was a director or officer of the corporation. The indemnification authorized under Florida law is not exclusive and is in addition to any other rights granted to officers and directors under the articles of incorporation or bylaws of the corporation or any agreement between officers and directors and the corporation.

         A corporation may purchase and maintain insurance or furnish similar protection on behalf of any officer or director against any liability asserted against the director or officer and incurred by the director or officer in such capacity, or arising out of the status, as an officer or director, whether or not the corporation would have the power to indemnify him or her against such liability under the FBCA.

         Our Articles of Incorporation provide for the indemnification of directors and executive officers to the maximum extent permitted by Florida law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         There is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that would result in a claim for such indemnification.


Item 25.  Other Expenses of Issuance and Distribution.

         The following table sets forth the various estimated expenses to be incurred by us in connection with the registration of the securities being registered hereby, all of which will be borne by us except any underwriting discounts and commissions and expenses incurred by the selling stockholder for brokerage, accounting or tax services or any other expenses incurred by the selling stockholder in disposing of the shares (other than the reasonable fees and expenses of the selling stockholder's counsel).


      SEC Registration Fee                        $    487.16
      Accounting fees and expenses                $  2,750.00
      Legal fees and expenses                     $ 23,500.00
      Printing fees                               $      0.00
      Transfer agent fees                         $      0.00
      Miscellaneous                               $  1,000.00
                                                  -----------
      TOTAL                                      $  27,737.16


Item 26.  Recent Sales of Unregistered Securities

1998

(1) On September 30, 1998, we forward split its common stock 2-to-1, thereby increasing the outstanding common stock from 1,000,000 shares to 2,000,000 shares. On September 30, 1998, we entered into a plan of merger to acquire RealView Systems, a Colorado corporation owned by Gunther Than, our President and CEO, by issuing 2,000,000 shares to the stockholders of RealView Systems. On October 28, 1998, we acquired by merger all of the stock of RealView Systems in exchange for their shares of RealView Systems common stock. The shares were issued under Section 4(2) of the Securities Act and Rule 506. The purchasers were accredited investors and all the other conditions of Rule 506 were satisfied.

(2) On November 16, 1998, we commenced an offering of common stock at a price of $1.50 per share under Rule 504 of Regulation D promulgated under the Securities Act of 1933. Investors in this offering were provided with a private placement memorandum and each investor executed a subscription agreement, representing, among other things, that the shares were being acquired for investment for their own accounts, and not with a view toward distribution or resale. The offering was made to accredited investors, within the meaning of Rule 501 of Regulation D, with the exception of one non-accredited investor, Marilyn King, a Florida resident who had a preexisting business relationship with us and by reason of her business and financial experience, understood the risks of her investment. The offering was open from November 16, 1998, to February 8, 1999.

         In total, we offered and sold 666,667 shares as part of this offering, for a total consideration of $1,000,000. Three of the investors in this offering, Martin Maassen, Michael Bagnoli and David Barbara, subsequently became part of our board of directors.

1999

(1) On February 25, 1999, we acquired all of the issued and outstanding shares of Xyros Systems, Inc., a Maryland corporation, through a share exchange whereby we issued 150,000 of our non-registered, restricted stock to the former stockholders of Xyros in exchange for all of their shares. The former stockholders of Xyros were all Maryland residents.

         The shares were sold only to accredited investors or sophisticated investors and the other conditions of Rule 506 were satisfied. The shares were exempt from registration pursuant to Rule 506 and Section 4(2) of the Securities Act of 1933. Subsequent to the acquisition, we employed Vincent DeCampo, Thomas
G. Weiss and David C. Bruggeman.

(2) On April 7, 1999, our Board of Directors adopted the View Systems, Inc. 1999 Restricted Share Plan, which Plan, and the agreements under the Plan, were subsequently ratified at a special meeting of stockholders held on August 27, 1999. The Plan provides for the issuance of incentive and compensation shares of common stock to our key employees. From April 7, 1999, to July 20, 1999, we issued 706,000 shares under the plan. In addition to being non-registered, restricted shares pursuant to Rule 144 of the Securities Act of 1933, the shares issued under the plan also contained contractual restrictions, which provided that the shares vested over time according to a schedule set forth in the agreement entered into pursuant to the plan. As of October 1, 1999, 526,000 shares had fully vested under the plan and were freely transferable, to the extent transferable under the Securities laws.

         These shares were issued under Rule 701 promulgated under the Securities Act of 1933. The shares were issued as compensation and were valued at $.50 per share on our financial statements. Gunther Than and Andrew Jiranek were the only executive officers receiving shares under the plan.

(3) On May 25, 1999, we acquired all of the stock of ETMC in exchange for the issuance of 250,000 shares of restricted common stock to Lawrence Seiler and cash payments to Lawrence Seiler and/or guaranties of cash payments for the benefit of Larry Seiler. On July 29, 1999, we issued 170,000 shares of restricted common stock in exchange for the cancellation of indebtedness it owed to or for the benefit of Lawrence Seiler. In connection with this issuance, we agreed to register at its expense 100,000 of these shares. Each share issued on July 29, 1999, canceled $2.00 worth of indebtedness. These shares were exempt from registration under Rule 506. Lawrence Seiler is a Maryland resident and a Sales Manager of ETMC. Mr. Seiler is an accredited investor and all the other conditions of Rule 506 were satisfied.

(4) On June 17, 1999, in connection with a consulting engagement agreement, we granted to Columbia Financial Group, LLC 200,000 shares of our common stock and five year warrants to purchase a total of 400,000 shares of our common stock at $2.00 per share. The shares of common stock that can be obtained upon exercise of the warrants carry registration rights. Columbia Financial Group, LLC, provides investment relations services, including direct investor relations and broker-dealer relations services, public relations services, publishing services, advertising services and fulfillment services. Its securities were exempt from registration under Section 4(2) of the Securities Act of 1933 and Rule 506. The purchaser is an accredited investor and all the other conditions of Rule 506 were satisfied.

(5) On July 2, 1999, we issued 250,000 shares of restricted common stock and options to purchase 250,000 shares at an exercise price of $2.00 per share to Gunther Than, President, CEO and a Director in connection with the acquisition of ETMC. Mr. Than acquired this stock pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506. The purchaser is an accredited investor and all the other conditions of Rule 506 were satisfied.

(6) On July 2, 1999, we issued 13,333 shares to Leokadia Than because she exchanged a RealView Systems stock certificate in the amount of 10,000 shares that she had obtained from Keith Bosworth, a former stockholder of RealView Systems. We had agreed to exchange 1.33 of its shares of common stock in exchange for every share of stock of RealView Systems. Ms. Than acquired this stock pursuant to Rule 506 promulgated under the Securities Act of 1933. The purchaser is an accredited investor and all the other conditions of Rule 506 were satisfied.

(7) On July 19, 1999, we issued 300,000 shares of common stock to Gunther Than as consideration under an executive employment agreement he entered into with us, in which he agreed to a restrictive, non-compete, non-solicit covenant running to our benefit. These shares of restrictive common stock were issued under Section 4(2) of the Securities Act of 1933 and Rule 506. These shares were issued as compensation and were valued at $.50 per share.

(8) On August 2, 1999, we commenced an offering under Rule 506 of Regulation D promulgated under the Securities Act of 1933. Investors in this offering were provided with a private placement memorandum and each investor executed a subscription agreement, representing, among other things, that the shares were being acquired as an investment for their own accounts, and not with an eye toward distribution or resale. The offering was made to Accredited Investors, within the meaning of Rule 501 of Regulation D. From August 2, 1999, to August 18, 1999, when we closed the offering.

(9) On October 29, 1999, we issued 100,000 shares to two accredited Maryland resident investors who are working for Columbia Financial Group, LLC, our investment relations firm. These investors, Jim Price and Tim Rieu, purchased 50,000 shares each for $1.00 per share and executed subscription agreements. As condition of their subscription for shares, we agreed to register their shares in our next registered offering under the Securities Act of 1933. These securities were issued under Section 4(2) of the Securities Act of 1933 and Rule
506. The purchaser is an accredited investor and all the other conditions of Rule 506 were satisfied.

(10) Also, on October 29, 1999, we agreed to issue 200,000 shares to Leokadia Than in exchange for satisfaction of loan indebtedness of $210,000 ($177,000 in principal loans, plus $33,000 in accrued interest). As part of Leokadia Than's subscription agreement, we agreed to register 50,000 shares in our next registered offering under the Securities Act of 1933. These securities were issued under Section 4(2) of the Securities Act of 1933 and Rule 506. The purchaser is an accredited investor and all the other conditions of Rule 506 were satisfied.

(11) On November 11, 1999, we commenced an offering of securities under Rule 506 of Regulation D of the Securities Act of 1933. Each investor was given a private placement memorandum prior to acceptance of any subscription in the offering and each executed a subscription agreement, representing, among other things, that the shares are being acquired for investment purposes only. We sold 285,727 shares at a price of $1.75 per share, for total sales proceeds of $500,026 to us. As a condition of investment in this offering, we agreed to register the shares purchased by investors in our next registered offering under the Securities Act of 1933. We believed that each investor was capable of evaluating the merits and risks of investment immediately prior to making such sale. All of the other conditions of Rule 506 were met. We closed this offering on January 8, 2000.

(12) On December 9, 1999, in connection with 2 consulting agreements, we granted 5 year warrants to purchase shares of our common stock at $2.00 per share. The warrants were granted to Tom Cloutier, a California resident (44,000 shares), and Guy Parr, a Maryland resident (10,000 shares) and carried registration rights. The shares were issued under Section 4(2) of the Securities Act of 1933 and Rule 506. Tom Clothier is a sophisticated investor who has been working substantially for us since November, 1998, and Guy Parr is an accredited investor.

2000
----

(1) On February 18, 2000, we sold to Rubin Investment Group, an accredited investor a total of 800,000 shares and warrants to acquire an aggregate of up to 2,500,000 shares, of which 1,500,000 expire on the later of August 31, 2000 or the 30th day following the effective date of a registration statement covering the sale of the underlying shares and 1,000,000 expire in three years from the date of the purchase. We agreed to register the shares and the shares received upon warrant exercises. Rubin Investment Group purchased its shares in an offering conducted under Section 4(2) and Rule 506 of the Securities Act of 1933. During April and May, 2000, Rubin Investment Group partially exercised the warrants to the extent of providing us with cash and property with a value of $230,000 and receiving

265,000 shares of our common stock. We modified these agreements of May 22, 2000, to permit Rubin Investment Group to acquire 200,000 shares for $100,000.

(2) In July, 2000, we entered into a consulting agreement with Magnum Financial Group, LLC, an accredited investor, in which we agreed to pay $5,000.00 per month for six months, 25,000 shares of common stock and five year warrants exercisable immediately to purchase 200,000 shares at exercise prices of $1.25 for 100,000 shares, $1.75 for 50,000 shares and $2.25 for 50,000 shares in exchange for investor and public relations services. We also agreed to register for resale at our expense the shares underlying the warrants. This registration statement includes the 100,000 shares underlying the warrants exercisable at $1.25 per share. These securities were exempt from registration under Section 4(2) and Rule 506 under Regulation D of the Securities Act.

   (3) In September, 2000, we entered into a consulting agreement with Columbia Financial Group, LLC, an accredited investor, pursuant to which we agreed to issue to them 500,000 shares and three year warrants to purchase 500,000 shares at an exercise price of $1.00 per share in exchange for investor and public relation services. The shares and warrants were exempt from registration under
Section 4(2) and Rule 506 under Regulation D of the Securities Act. This registration statement includes 100,000 of the shares and 500,000 shares underlying the warrants.

(4) In October, 2000 we entered into a consulting agreement with John Clayton, an accredited investor, pursuant to which we agreed to issue 500,000 shares of our common stock in consideration for certain business consulting and corporate development services. The shares were exempt from registration under Section 4(2) and Rule 506 under Regulation D of the Securities Act. This registration statement includes the 500,000 shares.

(5) In October 2000, we commenced an offering of securities pursuant to which we issued 443,000 shares of our common stock at prices ranging from $.25 to $.50 from October to December, 2000 to eight persons, all of whom were accredited investors, in which we raised $90,000. The shares were exempt from registration under Section 4(2) and Rule 506 under Regulation D of the Securities Act.

(6) In December, 2000, we agreed to sell to each of Mid-West First National, Inc. and Pacific First National, Inc., accredited investors, in a private placement 1,000,000 Units at a price of $.40 per Unit. Each Unit consists of one share of common stock and a five year warrant to purchase an additional share of common at an exercise price of $.50 per share. In connection with the sale of the shares, the purchaser agreed to provide certain financial consulting services and we agreed to grant them certain rights of first refusal with respect to future public offerings. This registration statement includes the 1,000,000 shares acquired by each of the above purchasers. These securities were exempt from registration under Section 4(2) and Rule 506 under Regulation D of the Securities Act.

                                    EXHIBITS

A.   INDEX OF EXHIBITS

2.1 View Systems, Inc. Board of Directors Resolutions approving Acquisition Agreement and Plan of Reorganization With RealView Systems, Inc; Resolution of stockholders and Board of Directors of Real View Systems, Inc. approving Acquisition Agreement and Plan of Reorganization With Real View Systems, Inc. (1)

2.2 View Systems, Inc. Board of Directors Resolutions approving Acquisition Agreement and Plan of Reorganization With RealView Systems, Inc; Resolution of stockholders and Board of Directors of Real View Systems, Inc. approving Acquisition Agreement and Plan of Reorganization With Real View Systems, Inc. (1) View Systems, Inc. Acquisition Agreement and Plan of Reorganization with Xyros Systems, Inc. (1)

2.3 View Systems, Inc. Acquisition Agreement and Plan of Reorganization with ETMC(1)

2.4 Letter of Intent to Form Joint Venture Corporation Between NetServ Caribbean, Ltd. and View Systems, Inc. (1)

3.1 Articles of Incorporation and all Articles of Amendment of View Systems, Inc. (1)

3.2  By-Laws of View Systems, Inc. (1)

5.1  Consent of Counsel Regarding Legality.

10.1 Form of Subscription Agreement For 8/8/99 Rule 505 (Amended to Be Rule 506) Offering and Terms of Offering Pages From Private Placement Memorandum, Dated August 8, 1999, Describing Rights of Subscribers. (1)

10.2 Form of Subscription Agreement For 11/11/99 Rule 506 Offering and Terms of Offering Pages From Private Placement Memorandum, Dated November 11, 1999, Describing Rights of Subscribers. (1)

10.3 Subscription Agreement Between View Systems, Inc. and Lawrence Seiler for 170,000 Shares, Granting Registration Rights to 100,000 Shares. (1)

10.4 Lock-Up Agreement With Lawrence Seiler.(1)

10.5 Subscription Agreement Between View Systems, Inc. and Leokadia Than. (1)

10.6 Form of Subscription Agreement Between View Systems, Inc. and Jim Price and Tim Rieu. (1)

10.7 Subscription and Investment Representation Agreement between View Systems, Inc. and Rubin Investment Group, dated February 18, 2000. (2)

10.8 First Common Stock Purchase Warrant between View Systems, Inc. and Rubin Investment Group, dated February 18, 2000. (2)

10.9 Second Common Stock Purchase Warrant between View Systems, Inc. and Rubin Investment Group, dated February 18, 2000. (2)

10.10 Registration Rights  Agreement  between  View  Systems,   Inc.  and  Rubin
      Investment Group, dated February 18, 2000. (2)

10.11 Non-qualified Stock Option Agreement with Richard W. Gray. (6)

10.12 Amendment to First Purchase Common Stock Warrant, Dated February 18,2000, Second Purchase Common Stock Warrant, Dated February 18, 2000, and Subscription and Investment Agreement, Dated February 18, 2000, Between View Systems and Rubin Investment Group. (7)

10.13 View Systems, Inc. 2000 Restricted Share Plan (8)

10.14 Second Amendment to First Purchase Common Stock Warrant, Dated February 18, 2000, Second Purchase Common Stock Warrant, Dated February 18, 2000, and Subscription and Investment Agreement, Dated February 18, 2000, Between View Systems and Rubin Investment Group. (9)

10.15 View Systems, Inc. Employment Agreement with Gunther Than. (1)

10.16 View Systems, Inc. Employment Agreement with Andrew L. Jiranek. (1)

10.17 View Systems, Inc. Engagement Agreement with Bruce Lesniak. (1)

10.18 View Systems, Inc. Employment Agreement with David Bruggeman. (1)

10.19 Eastern Tech Mfg. Corp. Employment Agreement with John Curran. (1)

10.20 Lease Agreement Between View Systems, Inc. and Lawrence Seiler. (1)

10.21 Stock Redemption Agreement, dated May 27, 1999, Between View Systems, Inc. and Gunther Than. (1)

10.22 Stock Redemption Agreement, dated September 30, 1999, Between View Systems, Inc. and Gunther Than. (1)

10.23 View Systems, Inc. 1999 Restricted Share Plan. (1)

10.24 Restricted Share Agreement with Bruce Lesniak (Lesniak & Associates). (1)

10.25 Restricted Share Agreement with John Curran. (1)

10.26 Restricted Share Agreement with David Bruggeman. (1)

10.27 Restricted Share Agreement with Gunther Than. (1)

10.28 Restricted Share Agreement with Andrew Jiranek. (1)

10.29 Restricted Share Agreement with Linda Than. (1)

10.30 View Systems, Inc. 1999 Employee Stock Option Plan. (1)

10.31 Non-qualified Stock Option Agreement with Gunther Than. (1)

10.32 Non-qualified Stock Option Agreement with Andrew Jiranek. (1)

10.33 Qualified Stock Option Agreement with Gunther Than. (1)

10.34 Qualified Stock Option Agreement with Andrew Jiranek. (1)

10.35 Promissory Notes  from  Xyros  Systems,  Inc.  to  Ken  Weiss.  (1)

10.36 Promissory Notes from Xyros Systems, Inc. to Hal Peterson. (1)

10.37 Loan Agreement Between Xyros Systems, Inc. and Columbia Bank. (1)

10.38 Letter From Columbia Bank Extending Term of Loan. (1)

10.39 License and Distribution Agreement with Visionics Corporation. (5)

10.40 License and Distribution Agreement with Lead Technologies, Inc. for Video OCR Software. (3)

10.41 License and Distribution Agreement with Anasoft Systems for Microsoft Operating System Software. (3)

10.42 License and Distribution Agreement with Aware, Inc. for Compression Software. (3)

10.43 Typical Non-Exclusive Reseller Agreement. (5)

10.44 Schedule of Contracted Resellers. (5)

10.45 Agreement between View Systems, Inc. and Magnum Financial Services, Inc., dated February 27, 2000. (5)

10.46 View Systems, Inc. Employment Agreement with Keith Company. (5)

16.1 Letter From Katz, Abosch, Windesheim, Gershman & Freedman, P.A. to View Systems, Inc., dated April 11, 2000. (4)

21.1 Subsidiaries of Registrant. (1)

23.1 Consent of Davis, Sita & Company.*

23.2 Consent of Stegman & Company.*

23.3 Consent of Stegman & Company.*

99.1 Consulting Agreement with Columbia Financial Group, LLC Granting Warrants and Stock and Granting Piggyback Registration Rights. (1)

99.2 Consulting Agreement with Tom Cloutier Granting Warrants and Registration Rights. (1)

99.3 Consulting Agreement with Guy Parr Granting Warrants and Registration Rights. (1)

99.4 Form of Stock Certificate. (1)

99.5 Consulting Agreement with Magnum Worldwide Investments, Ltd. (1)


99.6 Consulting Agreement with Mid-West First National, Inc.(10)

99.7 Consulting Agreement with Pacific First National, Corp.(10)

99.8 Consulting Agreement with Columbia Financial Group, LLC(10)

99.9 Consulting Agreement with John Clayton*

99.10 Consulting Agreement with Magnum Financial Group, LLC(10)

99.11 Letter to Rubin Investment Group canceling its warrants*


------------------------------------------

(1) Incorporated By Reference from Registrant's Registration Statement on Form SB-2 Filed With the Commission On January 11, 2000

(2) Incorporated By Reference From Registrant's Report on Form 8K, dated February 19, 2000.

(3) Incorporated By Reference From Registrant's Report on Form 10KSB, Dated March 30, 2000.

(4) Incorporated By Reference From Registrant's Report on Form 8K, Dated April 13, 2000.

(5) Incorporated By Reference From Registrant's Statement on Form SB-2/A, Dated April 27, 2000.

(6)  Incorporated By Reference From Registrant's Form 10 QSB, Dated May 15,2000.

(7) Incorporated by Reference to Registrant's Registration Statement on Form SB-2/A, dated June 7, 2000

(8)  Incorporated  By Reference to  Registrant's  Definitive  Proxy Statement On
     Schedule 14A, dated May 3, 2000

(9) Incorporated by reference to Registrant's Statement on Form SB 2/A, dated July 20, 2000

(10) Incorporated   by reference to  Registrant's  Statement on Form SB2,  dated
     February 12, 2001

*attached to registration statement

Item 28. Undertakings.

                The undersigned Registrant hereby undertakes:

               (1) To file with the SEC, during any period in which offers or sales are being made in reliance on Rule 415 of the Securities Act, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in such  prospectus any facts or events that exist which, individually or together, represent a fundamental change in the information contained in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                    (iii)To include any  material  information  with  respect to the plan of distribution.

               (2) For purposes of determining any liability under the Securities Act, to treat each post-effective amendment as a new registration statement relating to the securities offered and the offering of such securities at that time to be the initial bona fide offering.

               (3)  To  file  a   post-effective   amendment   to  remove   from
                    registration any of the securities being registered which remain unsold at the termination of the offering.

     For determining any liability under the Securities Act, the Regis trant hereby undertakes: (1) to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the

SEC declared it effective; and (2) to treat each post-effective amendment that contains a form of prospectus as a new registration statement relating to the securities offered therein, and the offering of such securities at that time as the initial bona fide offering of the securities.

         Insofar as indemnification for liabilities arising under the Securities Actmay be permitted to directors, officers and controlling persons of the
Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable.

         In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of a filing on Form SB-2/A and authorized this registration statement to be signed on behalf of the undersigned in the City of Columbia Maryland, on March 23, 2001.


                             VIEW SYSTEMS, INC.


                             By: /s/ Gunther Than
                                 ---------------------------------------
                                      Gunther Than, President,
                                      Chief Executive Officer and Director


         In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE                    TITLE                                       DATE

                             President,
                             Chief Executive Officer
/s/ Gunther Than             and Director                         March 23, 2001
---------------------
Gunther Than


/s/ Martin Maassen           Chairman of the Board                March 23, 2001
---------------------
Martin Maassen


/s/ Michael Bagnoli           Director                            March 23, 2001
---------------------
Michael Bagnoli